EXHIBIT 99.1

Notice of Annual Meeting of Shareholders Management Proxy Circular March 1, 2013

TECK RESOURCES LIMITED

Notice of Annual General Meeting of Shareholders and

Management Proxy Circular

March 1, 2013

Dear Shareholders:

You are invited to join us at our annual general meeting of shareholders to be held on Wednesday, April 24, 2013 at 11:00 a.m. Pacific Daylight Time at the Waterfront Ballroom, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, B.C.

This notice of meeting and management proxy circular outline the business to be conducted at the meeting and provide information on executive compensation and corporate governance at Teck Resources.  We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote.  Even if you cannot attend the meeting in person, we encourage you to vote as this is your right as a shareholder.  Instructions on how you can exercise your voting rights are found on pages 4 to 6 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions.  If you are unable to attend, a recorded version of the meeting will be available on our website following the meeting at http://www.teck.com/investors.

Norman B. Keevil Chairman of the Board	Donald R. Lindsay President and Chief Executive Officer

Teck Resources Limited - 2013 Management Proxy Circular
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TECK RESOURCES LIMITED

Suite 3300 - 550 Burrard Street
Vancouver, British Columbia
V6C 0B3

Notice of Annual General Meeting of Shareholders

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of TECK RESOURCES LIMITED (the “Corporation”) will be held in the Waterfront Ballroom, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on April 24, 2013, at 11:00 a.m. Pacific Daylight Time, to:

a.
receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the report of the Auditors thereon;

b.	elect 14 directors;

c.	appoint Auditors;

d.	consider and approve an advisory resolution with respect to the Corporation’s approach to executive compensation; and

e.	transact any other business properly brought before the Meeting or any adjournment thereof.

Your vote is important.  You have the right to vote your shares if you were a Teck Resources shareholder on March 1, 2013.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  See pages 4 to 6 for information on how to vote.  To be valid, your proxy must be received by CIBC Mellon Trust Company, Attention: Proxy Department, no later than 11:00 a.m. (PDT) on April 23, 2013, or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  The Chair of the Meeting has the discretion to accept late proxies.

March 1, 2013

By order of the Board of Directors
“Karen L. Dunfee”

Karen L. Dunfee Corporate Secretary

Teck Resources Limited - 2013 Management Proxy Circular
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General Information

Information in this management proxy circular (this “Management Proxy Circular”) is as of March 1, 2013 unless otherwise noted, and all dollar figures are in Canadian dollars.

Shares Outstanding

At the close of business on March 1, 2013 there were 9,353,470 Class A common shares outstanding and 572,943,218 Class B subordinate voting shares outstanding.  The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TCK.A”.  The Class B subordinate voting shares trade on the TSX under the symbol “TCK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TCK”.

Voting Shares and Principal Holders of Voting Shares

The Corporation (as defined herein) is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares.  At March 1, 2013, there were 9,353,470 Class A common shares outstanding, each carrying the right to 100 votes per share, and 572,943,218 Class B subordinate voting shares, each carrying the right to one vote per share.  The Class B subordinate voting shares carry 37.99% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.  At March 1, 2013, no preference shares were outstanding.

With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

Temagami Mining Company Limited (“Temagami”) has informed the Corporation that as at March 1, 2013, it beneficially owned, or exercised direction or control over, directly or indirectly 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.15% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 28.57% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares.  Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated (“SMM”), a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd. (“Sumitomo”), beneficially owns 49% of the outstanding shares of Temagami.

In addition to the foregoing, SMM has informed the Corporation that as at March 1, 2013, it beneficially owned and exercised direction or control over, directly or indirectly, 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation.  Accordingly, SMM exercises voting rights representing 9.76% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

As of March 1, 2013, Caisse de dépôt et placement du Québec held 1,587,600 Class A common shares, which represents 16.97% of the Class A common shares.  Those shares, together with 8,912,997 Class B subordinate voting shares (representing 1.55% of the Class B subordinate voting shares outstanding) held by it, represent 11.12% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

As of March 1, 2013, Fullbloom Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, held 101,304,474 Class B subordinate voting shares, which represents 17.57% of the Class B subordinate voting shares outstanding and 6.70% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Subordinate Voting Shareholder Protection

The attributes of the Class B subordinate voting shares contain so-called “Coattail Provisions” which provide that in the event an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

The above is a summary only.  Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

Annual and Interim Reports

If you are a registered shareholder, you will be mailed our 2012 Annual Report unless you requested in writing not to receive one.  If you wish to receive interim reports, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.

If you are a beneficial shareholder and wish to receive the annual report and interim reports next year, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.

Availability of Documents

We will send a copy of our annual report, management proxy circular, annual information form, audited consolidated financial statements and management’s discussion and analysis (MD&A), free of charge to any person upon written request to the Corporate Secretary at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3.  These documents can be viewed (or ordered) on our website (www.teck.com) or on SEDAR (www.sedar.com).  Additional information relating to the Corporation is on SEDAR.  Financial Information is provided in the Corporation’s comparative financial statements and the MD&A for the Corporation’s most recently completed financial year.

We also file our annual report with the US Securities and Exchange Commission (SEC) under our Form 40-F.  This document can be viewed on EDGAR under “Filings and Forms” (www.sec.gov).

Shareholder Proposals

In order to be included in the proxy material for the 2014 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, Attention:  Corporate Secretary, no later than December 2, 2013.

Insurance

General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the Canada Business Corporations Act.  Further to General By-Law No. 1, each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.

During 2012, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or as officers.  The cumulative amount of the premium paid in respect of the policies in 2012 was approximately US$2 million. The entire premium was paid by the Corporation.  The aggregate amount of coverage under the policies was US$150 million in respect of the directors and officers and US$125 million in respect of the Corporation.  There is no deductible in the case of directors and officers and a deductible of US$2.5 million for the Corporation.  The policies contain standard industry exclusions and no claims have been made to date.

Voting Information

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of Teck Resources Limited (the “Corporation” or “Teck”) of proxies to be used at the Annual General Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) thereof.  Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation.  The Corporation will pay the cost of any solicitation.

Proxy Voting

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation.  If you wish to appoint some other person (who need not be a shareholder of the Corporation) to represent you at the Meeting you may do so either by inserting the person’s name in the blank space provided in the form of proxy and striking out the names of the other persons named in the form of proxy or by completing another form of proxy, and delivering the completed form of proxy as described below under the heading “Registered Shareholders” at least 48 hours before the Meeting.

If a shareholder directs the persons named in the form of proxy to vote for or against or to withhold from voting, the shares represented by the persons named in the form of proxy will be voted accordingly on a ballot or otherwise.  In the absence of any such direction, shares will be voted: (i) for the election of directors; (ii) for the appointment of the Auditors; and (iii) for the advisory resolution on the Corporation’s approach to executive compensation.   A simple majority of the votes cast at the Meeting is required to pass the advisory resolution in (iii).The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters discussed above and other matters which properly come before the Meeting.  Management knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Registered Shareholders

You are a registered shareholder if your shares are held in your name and you have a share certificate or if you hold your shares through the Direct Registration System.  In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders.  Registered shareholders may vote their shares by one of the following methods:

■
If you plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy.  Your vote will be recorded and counted at the Meeting.  Please register with a representative of CIBC Mellon Trust Company (“CIBC Mellon”), the transfer agent, upon arrival at the Meeting.

■
If you are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.  You may also fax your completed proxy to 1-866-781-3111 or 1-416-368-2502 or email a scanned copy to proxy@castockta.com or procuration@canstockta.com or vote by internet at https://www.proxypush.ca/tck in accordance with the instructions on the enclosed proxy form.

Please note that in order for your vote to be recorded, your proxy must be received by CIBC Mellon or the Corporate Secretary at least 48 hours before the Meeting.

Non-Registered Shareholders

Most of the Teck’s shareholders are “beneficial shareholders”.  You are a beneficial shareholder if the shares that you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your own name.

There are two kinds of beneficial shareholders: those who object to their names being made known to Teck, referred to as objecting beneficial owners (“OBOs”), and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”).  The meeting materials are being sent to both registered and non-registered shareholders.  Teck is sending the meeting materials directly to NOBOs under National Instrument 54-101.

If you are a non-registered shareholder, and Teck or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Teck (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The meeting materials for OBOs will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.

Non-Objecting Beneficial Owners

Proxies should be voted as noted under Registered Shareholders above.

Objecting Beneficial Owners

OBOs will receive meeting materials from their intermediaries unless an OBO has waived the right to receive them.  Generally, OBOs who have not waived the right to receive meeting materials will be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF, or more rarely will be given a proxy already signed by the intermediary and restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed.

Should an OBO who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the OBO should strike out the names of the persons named in the proxy and insert the OBO’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form.  By doing so the OBO is instructing the intermediary to appoint them or their designee as proxyholder.

In any event, OBOs should carefully follow the instructions of their intermediaries and their service companies or CIBC Mellon, as the case may be.

Revoking Your Vote

Registered shareholders and Non-Objecting Beneficial Owners

You can revoke a vote you made by proxy by (i) completing a proxy form that is dated later than the proxy form you want to revoke and then mailing it to CIBC Mellon, so they receive it 48 hours prior to the Meeting; (ii) sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received 48 hours prior to the Meeting; or (iii) providing a notice in writing from you or your attorney to the Chairman of the Meeting, at the Meeting or any adjournment.

Objecting Beneficial Owners

Please contact your nominee for instructions on how to revoke your voting instructions.

Record Date

Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 1, 2013 (the “Record Date”) is entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person.

Matters to be Acted on at the Meeting

Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2012 and the report of the Auditors thereon will be placed before the Meeting.  These audited consolidated financial statements form part of our 2012 Annual Report.  Copies of the 2012 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

Election of Directors

Directors are elected annually and the Board of Directors of the Corporation (the “Board”) has determined that the number of directors to be elected is 14.  Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of each of the nominees whose names are set forth below.  Of the 14 nominees, all are presently members of the Board and the dates on which they were first elected or appointed are indicated below.  Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of a director.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Board promptly following the relevant shareholder meeting.  The Corporate Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days following such meeting, including the reasons for rejecting the resignation, if applicable.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees for Election to the Board

Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected or appointed.

MAYANK M. ASHAR, 58

Calgary, Alberta and St. John,
New Brunswick, Canada
Independent(2)
Director Since: 2007

Shareholdings:
18,000 Class B Subordinate Voting
21,764 Deferred Share Units

Committee Member:
Audit
Reserves
Safety & Sustainability

Other Public Company Directorships:
None

Mayank M. Ashar was appointed to the Board of Teck in November 2007.  He is a graduate of the University of Toronto (M.Eng, MBA).  Mr. Ashar is presently the President of Irving Oil.  From 1996 to 2008, he was Executive Vice President at Suncor Energy with operation roles in Oil Sands, U.S.A. and Corporate Strategy.  He is on the board of American Fuel and Petrochemical Manufacturers Association and the World Petroleum Council, Canadian Chapter.

Meetings Attended:(8),(9)
Board	11 of 11
Committee	15 of 15

JALYNN H. BENNETT, C.M., 70(6)

Toronto, Ontario, Canada
Independent(2)
Director Since: 2005

Shareholdings:
2,329 Class B Subordinate Voting
22,839 Deferred Share Units
4,762 Restricted Share Units

Committee Member:
Compensation
Corporate Governance & Nominating
Pension (Chair)

Other Public Company Directorships:
Cadillac Fairview Corporation

Jalynn H. Bennett was elected to the Board of Teck in April 2005.  Ms. Bennett is a Corporate Director.  She holds a degree, specializing in economics, from the University of Toronto.  Ms. Bennett is currently a director of Cadillac Fairview Corporation Limited.  She is also a director of The Hospital for Sick Kids Foundation; a Member of the Lawrence National Centre for Policy and Management, Richard Ivey School of Business, The University of Western Ontario; and has been appointed by the Treasury Board of Canada as an external member of the Departmental Audit Advisory Committee of Human Resources and Social Development Canada.  She is a past Commissioner of the Ontario Securities Commission and was a member of the TSX, Canadian Stock Exchange and the Canadian Institute of Chartered Accountants’ Joint Committee on Corporate Governance (the Saucier Committee).  She is the former President of Jalynn H. Bennett and Associates Ltd., a consulting firm specializing in strategic planning and organizational development in both the public and private sectors.

Meetings Attended:
Board	10 of 11
Committee	13 of 13

HUGH J. BOLTON, F.C.A., 74

Edmonton, Alberta, Canada
Independent(2)
Director Since: 2001

Shareholdings:
12,000 Class B Subordinate Voting
29,880 Deferred Share Units
1,976 Restricted Share Units

Committee Member:
Audit (Chair)
Corporate Governance & Nominating

Other Public Company Directorships:
Epcor Utilities Inc.
Toronto Dominion Bank
WestJet Airlines Ltd.
Canadian National Railway Company
Capital Power Corp.

Hugh J. Bolton was elected to the Board of Cominco Ltd. in 1998 and the Board of Teck in 2001.  He is a graduate of the University of Alberta (B.A. Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada (accounting firm) from 1984 to 1990 and Chairman and Chief Executive Officer from 1991 to 1998.  He is presently Chairman of Epcor Utilities Inc. and a director of the Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company and Capital Power Corp.

Meetings Attended:
Board	10 of 11
Committee	11 of 11

FELIX P. CHEE, 66

Oakville, Ontario, Canada
Independent(2)
Director Since: 2010

Shareholdings:
186 Class B Subordinate Voting
11,200 Deferred Share Units

Committee Member:
Pension

Other Public Company Directorships:
Aurigen Reinsurance Company

Felix P. Chee was elected to the Board of Teck in April 2010.  He is a graduate of York University (MBA-Finance and Accounting), Imperial College, London University, UK (MSc-Operations Research) and Loughborough University, UK (B. Tech (Hons)-Industrial Engineering).  Mr. Chee is currently the Chief Representative in Canada of China Investment Corporation, Beijing, China.  Mr. Chee is a board member of Bridgepoint Health in Toronto, Ontario.   He was the President and CEO of the University of Toronto Asset Management Corporation from 2003-2008 and Executive Vice President and Chief Investment Officer of Manulife Financial from 1997-2001.

Meetings Attended:
Board	10 of 11
Committee	2 of 2

JACK L. COCKWELL, 72(7)

Toronto, Ontario, Canada
Independent(2)
Director Since: 2009

Shareholdings:
5,000 Class B Subordinate Voting
17,796 Deferred Share Units

Committee Member:
Reserves

Other Public Company Directorships:
Brookfield Asset Management Inc.
Brookfield Office Properties Inc.
Norbord Inc.
Astral Media Inc.

Jack L. Cockwell was elected to the Board of Teck in April 2009.  He is a graduate of the University of Cape Town (MComm).  Mr. Cockwell is Group Chairman of Brookfield Asset Management Inc. and has served as a director of Brookfield since September 1979.  As Group Chairman, Mr. Cockwell represents Brookfield as a director on the Board of Brookfield Office Properties Inc. and other subsidiaries.  He is also a director of Astral Media Inc. and Waterfront Toronto, and a governor of Ryerson University and Heritage Governor of the Royal Ontario Museum.

Meetings Attended:
Board	10 of 11
Committee	4 of 4

EDWARD C. DOWLING, 57

Port Matilda, Pennsylvania, U.S.A.
Independent(2)
Director Since: 2012

Shareholdings:
487 Deferred Share Units

Committee Member:

Other Public Company Directorships:
Alacer Gold Corp.
Victoria Gold Corp.

Edward C. Dowling was appointed to the Board of Teck in September 2012.  Mr. Dowling holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing, all granted from Pennsylvania State University.  He was President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012 and is currently a director of Alacer Gold Corp. and Victoria Gold Corp.

Meetings Attended:
Board	2 of 3
Committee	n/a

NORMAN B. KEEVIL, 75

West Vancouver, B.C., Canada
Not Independent(1)
Director Since:  1963

Shareholdings:
418,880 Class A Common
214,232 Class B Subordinate Voting
14,290 Restricted Share Units

Committee Member:
Executive  (Chair)

Other Public Company Directorships:
None

Norman B. Keevil joined the Board of Teck in 1963.  He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.).  He received an honorary LL.D from the University of British Columbia in May 1993.  He was Vice President Exploration at Teck Corporation from 1962 to 1968, Executive Vice President from 1968 to 1981, President and Chief Executive Officer from 1981 to 2001 and has been Chairman of the Board of Teck since 2001.  He is a lifetime director of the Mining Association of Canada.  Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004 and the Canadian Business Hall of Fame in 2012.

Meetings Attended:
Board	11 of 11
Committee	3 of 3

NORMAN B. KEEVIL, III, 49

Victoria, B.C., Canada
Not Independent(3)
Director Since: 1997

Shareholdings:
10,000 Class B Subordinate Voting
9,048 Deferred Share Units
4,762 Restricted Share Units

Committee Member:
Pension
Reserves
Safety & Sustainability (Chair)

Other Public Company Directorships:
Lupaka Gold Corp.

Norman B. Keevil, III was appointed to the Board of Teck in 1997.  He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil is President of Poncho Wilcox Engineering, a British Columbia based company formed in 2009 which specializes in management and technical support for new technology ventures in the energy sector and currently a director of Lupaka Gold Corp.  From 2004 to 2009, Mr. Keevil was Vice President of Engineering with Triton Logging Inc., an underwater harvesting company.

Meetings Attended:
Board	11 of 11
Committee	9 of 9

TAKESHI KUBOTA, 58

Tokyo, Japan
Independent(2)
Director Since:  2012

Shareholdings:(4)
2,000 Class B Subordinate Voting
3,723 Deferred Share Units

Committee Member:
Reserves
Safety & Sustainability

Other Public Company Directorships:
Sumitomo Metal Mining Co. Ltd.
Nickel Asia Corporation

Takeshi Kubota was elected to the Board of Teck in 2012.  He is a graduate of Keio University, (B.A. Economics). He is a director of Nickel Asia Corporation.  Mr. Kubota has held various positions with Sumitomo Metal Mining Co., Ltd. from 1977 and is currently Director & Senior Managing Executive Officer, a position he has held since June 2012.

Meetings Attended:
Board	5 of 6
Committee	2 of 4

TAKASHI KURIYAMA, 62

Vancouver, B.C., Canada
Independent(2)
Director Since:  2006

Shareholdings:(4)
2,000 Class B Subordinate Voting
27,793 Deferred Share Units

Committee Member:
Reserves
Safety & Sustainability

Other Public Company Directorships:
None

Takashi Kuriyama was appointed to the Board of Teck in June 2006.  He graduated from Akita University in Japan (B.A. Eng.).  Mr. Kuriyama has held various positions with Sumitomo Metal Mining Co., Ltd. from 1974 and he is currently Executive Vice President of Sumitomo Metal Mining America Inc.  From 2006 to 2011, Mr. Kuriyama was Executive Vice President and Director of Sumitomo Metal Mining America Inc. as well as a director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.

Meetings Attended:
Board	11 of 11
Committee	8 of 8

DONALD R. LINDSAY, 54

Vancouver, B.C., Canada
Not Independent(5)
Director Since: 2005

Shareholdings:
302,056 Class B Subordinate Voting
171,995 Deferred Share Units
128,880 Restricted Share Units

Committee Member:
Executive

Other Public Company Directorships:
Manulife Financial Corporation

Don Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005.  He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.).  He is currently a director of Manulife Financial Corporation.  Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Meetings Attended:
Board	11 of 11
Committee	3 of 3

JANICE G. RENNIE, F.C.A., 55

Edmonton, Alberta, Canada
Independent(2)
Director Since:  2007

Shareholdings:
3,000 Class B Subordinate Voting
16,592 Deferred Share Units
4,762 Restricted Share Units

Committee Member:
Audit
Compensation (Chair)
Corporate Governance & Nominating

Other Public Company Directorships:
Methanex Corp.
West Fraser Timber Co. Ltd.
WestJet Airlines Ltd.
Major Drilling Group International Inc.

Janice Rennie was elected to the Board of Teck in April 2007.  She is a graduate of the University of Alberta (BComm.) and a Chartered Accountant.   Ms. Rennie was Sr. Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005.  Prior to 2004 she was Principal of Rennie & Associates which provided investment and related advice to small and mid-size companies.  She is a director of Methanex Corp., West Fraser Timber Co. Ltd., WestJet Airlines Ltd. and Major Drilling Group International Inc.

Meetings Attended:
Board	11 of 11
Committee	18 of 18

WARREN S. R. SEYFFERT, Q.C., 72

Toronto, Ontario, Canada
Independent(2)
Director Since: 1989

Shareholdings:
101,902 Class B Subordinate Voting
36,551 Deferred Share Units

Committee Member:
Executive (Deputy Chair)
Audit
Compensation
Corporate Governance & Nominating (Chair)
Safety & Sustainability

Other Public Company Directorships:
St Andrews Goldfields Ltd.

Warren S. R. Seyffert, Q.C. was elected to the Board of Teck in 1989 and was a member of the Board of Cominco Ltd. from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M).  He is currently Chair of Coco Paving Inc. (a private heavy construction company).  He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007.  He taught “Law of Corporate Management” for over 12 years at Osgoode Hall Law School.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.  He is an Honourary Trustee of the Royal Ontario Museum.

Meetings Attended:
Board	10 of 11
Committee	20 of 25

CHRIS M.T. THOMPSON, 65

Englewood, Colorado, U.S.A.
Independent(2)
Director Since: 2003

Shareholdings:
84,000 Class B Subordinate Voting
33,980 Deferred Share Units

Committee Member:
Executive
Audit
Compensation
Corporate Governance & Nominating
Reserves (Chair)

Other Public Company Directorships:
Golden Star Resources Ltd.
GeoSynfuels Inc.
Jacob Engineering Group Inc.

Chris M. T. Thompson was appointed to the Board of Teck in June 2003.  He is a graduate of Rhodes University, SA (BA Law & Economics) and Bradford University, UK (MSc).  Mr. Thompson was the Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. from 1998 – 2002 and was the Chairman of the Board from 1998 until November 2005.  He was Chairman of the World Gold Council from April 2002 until April 2005 and is currently the Chairman of Golden Star Resources Ltd., a director of Jacobs Engineering Group Inc. and a director of GeoSynfuels Inc.

Meetings Attended:
Board	10 of 11
Committee	21 of 22

Notes:

(1)
N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation.  The holdings of Keevil Holding Corporation are reported under the heading “Voting Shares and Principal Holders of Voting Shares” in this Management Proxy Circular.  Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001.  The Board has determined that, as Chairman of the Board, he is not independent.

(2)
Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.
(3)	Family relationship with N.B. Keevil.
(4)	Mr. Kubota and Mr. Kuriyama are employees of Sumitomo and, as such, are required to hold these shares in trust for Sumitomo.
(5)	Officer of the Corporation.
(6)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett was a director of the Nortel Companies until October 3, 2012.  On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies’ Creditors Arrangement Act.

(7)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware.

(8)
The overall attendance was 97% at Board meetings and 94% at Committee meetings for the year.  All directors with the exception of Mr. Seyffert were present at last year’s annual meeting of shareholders.

(9)
Directors unable to attend a meeting receive all the materials on the business to be considered in advance.  The director’s views would be communicated to the chair prior to the meeting, or if applicable, the director’s dissenting view would be communicated to the chair prior to the meeting.

Shareholdings of Board Members as at March 1, 2013

■	Total number of Class A common shares held by all directors: 418,880

■	Total number of Class A common shares held by all non-executive directors: 418,880

■	Total number of Class B subordinate voting shares held by all directors: 756,705

■	Total number of Class B subordinate voting shares held by all non-executive directors: 454,649

■	Total value of Class A common shares held by all directors: $13,550,768

■	Total value of Class A common shares held by all non-executive directors: $13,550,768

■	Total value of Class B subordinate voting shares held by all directors: $23,541,092

■	Total value of Class B subordinate voting shares held by all non-executive directors: $14,144,130

Only Norman B. Keevil holds Class A common shares.  All other directors hold Class B subordinate voting shares.  Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the TSX on March 1, 2013 ($32.35 and $31.11, respectively).

Appointment of Auditors

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the Auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the Auditors’ remuneration.  PricewaterhouseCoopers LLP or its predecessor have been the Auditors of the Corporation for more than 5 years.

Auditors’ Fees

For the years ended December 31, 2012 and 2011, the Corporation paid the external Auditors $5,527,323 and $5,202,995, respectively, as detailed below:

	Year Ended 2012 ($000)	Year Ended 2011 ($000)
Audit Services(1)	4,399	3,806
Audit Related Services(2)	975	785
Tax Fees(3)	85	128
All Other Fees(4)	68	484

Notes:
(1)	Includes services that are provided by the Corporation’s external Auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)	Includes amounts related to ISO registration, Fording River plant capacity increase services, IFRS transition matters, greenhouse gas audits and training.

Advisory Resolution on Executive Compensation

The Board has determined to put before shareholders a non-binding advisory vote on executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation through the following advisory resolution:

“RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2013 annual meeting of shareholders.”

The “Compensation Discussion and Analysis” section of this Management Proxy Circular discusses the Corporation’s approach to compensation, the objectives of the different elements of the Corporation’s executive compensation programs, how the compensation process is administered, how objectives and goals are set and the outcomes of that process.  As outlined below, the purpose of the Corporation’s compensation program is to attract, motivate and retain highly qualified and experienced executives, and to ensure that a significant proportion of compensation reflects the financial performance of the Corporation.

Since this is an advisory vote, it will not be binding on the Board.  The Compensation Committee and the Board will, however, consider the outcome of the vote as part of their ongoing review of executive compensation.

The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

Teck Resources Limited - 2013 Management Proxy Circular

Report of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for Board and committee appointment and assists with Board, committee and director evaluations to ensure that our governance practices are rigorous, relevant and appropriate to Teck.  The Committee continually reviews and considers current developments in governance practices, policies, and standards; continually monitors the ethics, conflict of interest and conduct standards of the Corporation; and makes recommendations on governance to the Board.  The Committee’s primary focus is on effective oversight of and independence from Management and to ensure that the interests of all shareholders are considered and protected in our governance process.

The Board appoints a Chairman of the Committee who, in consultation with the Committee members, determines the schedule and frequency of Committee meetings, provided that the Committee meets at least four times per year.

All of the members of the Committee are independent(1) and knowledgeable about corporate governance principles and have been appointed to the Committee because of their substantial and diversified board experience.  Their biographies are set out on pages 8 to 13.  The Committee is chaired by the Deputy Chairman and Lead Director of Teck, Warren Seyffert, who has an extensive background in corporate law and governance matters.  Mr. Seyffert is either a member of, or an ad hoc member of, each of the committees of the Board.

Independence Determination

Each year, prior to the annual shareholders meeting, a detailed questionnaire is circulated to all directors to elicit the basic information required to assess the independence of each director.  The Committee assists the Board in its consideration of each director’s independence both for general Board purposes and for service on the Audit Committee.  In making its determination, the Board considers both the requirements of National Instrument 52-110 and the rules of the NYSE applicable to Teck.

A majority of the Board is independent.   The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors.

The following directors and nominees are independent:  M. M. Ashar, J. H. Bennett, H. J. Bolton, F. P. Chee, J. L. Cockwell, E. C. Dowling, T. Kubota, T. Kuriyama, J. G. Rennie,  W. S. R. Seyffert and C. M. T. Thompson.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and

1Director who is: (a) not a member of Management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

members of Management are not in attendance.  The Board has  adopted a policy of scheduling an in-camera session without Management present for a portion of every meeting.  We believe, however, that the experienced counsel of all Board members is valuable on many occasions, and open and candid discussion amongst the independent directors is not inhibited by the presence of the non-independent directors.  Accordingly, their exclusion from a portion of each Board meeting is not always warranted.

Key Activities

In addition to its regular duties, since the last annual meeting of shareholders, the Committee:

■	reviewed the composition of all the Board committees and made recommendations to the Board for the appointments that were made after the Annual General Meeting in 2012;

■	reviewed the results of the Committee’s self-assessment process;

■	reviewed the results of the Board’s annual self-assessment process;

■
reviewed and considered various emerging governance issues ;reviewed and discussed engagement with various stakeholders in connection with governance matters, as well as correspondence with those shareholders;

■	reviewed the independence of and recommended the nomination for election at the Meeting of 14directors to the Board;

■	reviewed comments received from shareholders and responses thereto;

■	reviewed and discussed various emerging governance issues;

■	reviewed the Board’s mandatory retirement policy and decided not to make any changes at this time;

■	reviewed and approved amendments to position descriptions for individual directors, the Lead Director and Chairman of the Board; and

■	completed its annual charter review and amended the charter accordingly.

Risk Oversight

The Board has the responsibility to take reasonable steps to ensure that Management identifies, understands, and evaluates the principal risks of and to the Corporation’s business; implements appropriate systems to manage these risks; and achieves a proper balance between risk and reward.  As a policy, the Board receives regular quarterly reports from Management on global and site specific risk management, ethical conduct, environmental management and employee health and safety, in addition to detailed reports on particular risk issues.  The Board, as a matter of routine at each meeting, discusses risks associated with the Corporation’s business and reviews the Corporation’s risk tolerance for existing operations as well as for new projects and developments.

The Board considers that the most significant risks facing the Corporation vary from time to time depending on the prevailing economic climate and the specific nature of the Corporation’s activities at the relevant time.  At each meeting of the Board, the Board reviews and considers general as well as particular risks faced by the Corporation.  The Board closely monitors the potential vulnerability of the Corporation’s operations and financial condition in light of risks that are beyond the control of management, including:

■	risks relating to commodity prices, exchange rates and general economic conditions;

■	risks related to project development, including the risk of capital cost overruns, delays in receipt of permits or governmental approvals;

■	risks related to existing operations, such as those associated with natural catastrophes and potential social issues; and

■	longer term risks such as political risk generally, and risks relating to adverse developments in environmental regulation.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time.  The Board regularly reviews management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks.  The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and Management’s processes to deal with those risks.

Canadian Securities Administrators Governance Guidelines and Disclosure Requirements

Our governance practices are consistent with the governance guidelines set out in National Policy 58-201, as adopted by the Canadian Securities Administrators.  Our disclosure is responsive to and complies in full with the requirements of National Instrument 58-101 and Form 58-101F1.  The table in Schedule B sets out, in summary form, our compliance with these disclosure requirements.

Comparison with NYSE Corporate Governance Standards

The Board and Management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its NYSE listing, and as such, not all of the NYSE director independence requirements that are applicable to U.S. domestic issuers apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance standards.  As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers.  The differences between our practices and the NYSE rules applicable to U.S. domestic issuers are not material and are more a matter of form than substance.  The one exception is that Hugh J. Bolton, the Chair of the Corporation’s Audit Committee has a son who until May 31, 2012 was a partner of Teck’s external Auditors, PricewaterhouseCoopers LLP.  While the Board has determined that Mr. Bolton is “independent” under the NYSE listing standards applicable to foreign private issuers, because of his son’s status, Mr. Bolton would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.

Succession and Nomination of New Directors

The Committee’s responsibilities with respect to the nomination of directors include: the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; assessing and determining the skills of each director; developing and annually updating a long-term plan for the Board’s composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of committees of the Board and reviewing and making recommendations regarding programs for the orientation and education of new Board members and their ongoing education. The Committee maintains a standing list of potential candidates as directors in anticipation of the need to replace existing directors, which takes into account the relevant skills and experience expected to be required by the Board.

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities.  Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs.  The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business, and identifies the number of directors with relevant skills and experience in each area.  This matrix will be used to assess the needs of the Board in the context of succession planning.

Skill/Experience:	Directors with Significant Skill / Experience:
Corporate Governance experience as a director of a public company	12
Strategic Planning experience in strategic planning for commercial enterprises	14
International Business experience in a management, board or consulting role in conducting or overseeing business in international jurisdictions	8
Mining experience in a management or consulting role in mining operations, exploration or development	7
Oil and Gas experience as a senior executive or director in the oil and gas industry	3
Mining Finance experience in arranging or executing or advising with respect to debt or equity financing for mining companies or projects	8
Other Commodities Business experience in trading or marketing of commodities or management of a commodity-based business	7
Human Resources and Compensation senior executive or board committee experience with a broad understanding of compensation, pensions and benefit programs	9
Finance and Financial Reporting senior executive or board committee experience in corporate finance or financial reporting	9
Government Relations broad regulatory, political or public policy experience	6
Corporate Responsibility & Sustainable Development experience as a senior executive or board member in issues relating to corporate responsibility and sustainable development	11
Legal experience in the private practice of law or legal training	1
Risk Management experience as a senior executive or board committee member in insurance or other aspects of risk management	7

The Board has a policy requiring directors to stand down from the Board at the annual meeting of the Corporation if they have reached age 75 by that date.   To date, three directors have been affected by this policy, of whom two stood down in accordance with the policy and the third was asked to stay on for an additional year, notwithstanding his age, because the Board determined that the Corporation would benefit from his continued services.

Dr. Norman B. Keevil reached age 75 this year, raising the question of whether the policy should be applied in this instance.  The matter was discussed during in camera meetings of the Committee and the Committee took the view that the loss of Dr. Keevil’s counsel and advice would significantly disadvantage the Corporation.  The Committee unanimously concluded that

Dr. Keevil should be asked to stand for re-election to the Board for at least each of the next three ensuing years, and if elected, to accept appointment as Chair of the Corporation for those years.

The Lead Director reviewed the Committee’s proposal with each director, all of whom supported the proposal in light of Dr. Keevil’s in-depth experience in the mining industry, his knowledge and successful involvement with the exploration, development and operation of projects and mines throughout the world and the numerous recognitions and awards that he has garnered during his career while helping to build the Corporation into Canada’s largest diversified mining company with global operations.  Upon Dr. Keevil assenting to the Committee’s request, the proposal was formally recommended to the Board and unanimously approved.

Board Interlocks

The Corporate Governance and Nominating Committee does not believe that it is necessary to set a formal limit on the number of its directors who serve on the same board of another company in order to ensure the independence of directors and their ability to act in the best interest of the Corporation.  The Corporate Governance and Nominating Committee does consider board interlocks in the course of assessing each director’s ability to serve as a director of the Corporation, and supports the disclosure of interlocks.  The following table sets out interlocking board memberships of the directors of the Corporation:

Company	Teck Director	Teck Board Committees
WestJet Airlines Ltd.	Hugh Bolton	Audit Committee (Chair) Corporate Governance & Nominating Committee
	Janice Rennie	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee

Other Succession Planning

In accordance with its mandate, the Board as a whole has oversight of succession planning for senior Management.  Succession plans for all senior positions are developed and maintained by the Vice President, Human Resources in consultation with other senior executives.  The Board annually reviews potential succession candidates by position, as well as Management’s action plans for positions where no succession candidate has been identified.  The Board separately considers succession as it relates to the Chief Executive Officer and reviews potential successors for that position.

Orientation and Continuing Education of Directors

As part of the Corporation’s orientation program, new directors are given copies of all policies, codes and mandates.  They are also provided with guidance concerning trading in the Corporation’s securities, blackout periods, and the Corporation’s disclosure practices.  Senior officers from each business division are made available to meet with new members to familiarize them with the Corporation’s operations, programs and projects.  Presentations made at these meetings, together with site visits, are intended to provide insight into the Corporation’s business and familiarize new directors with the policies and programs they require to effectively perform their duties.

The Corporation’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and Management, and reports on issues relating to the Corporation’s operations, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that the Corporation may face.  In 2012, some of the key matters covered by the director education program included:

■	site visits to two of our operating coal mines in the Elk Valley;

■	participation by individual directors as panelists and moderators at the Corporation’s annual strategic retreat, on specific topics;

■	presentation by outside speakers on risks and trends in environmental regulations; and

■	presentation by Management on resource estimation methods.

The directors are encouraged to attend, at the Corporation’s expense, industry conferences and director education seminars and courses.

Evaluation of Directors

Each year, the Committee considers the competencies and skills necessary for the Board as a whole to have, together with the competencies and skills that the existing directors possess, with a view to assisting the Board in assessing the participation, contribution and effectiveness of individual members of the Board.  As part of this process, Board members complete a detailed questionnaire, which provides for quantitative and qualitative ratings of their and the Board’s performance in key areas and seeks subjective comment in each of those areas.  The Deputy Chairman and Lead Director reviews individual responses and a summary report consolidating those responses.  The Committee also reviews the results of the self-assessment process, identifies areas requiring follow-up, and reports to the full Board on the results of the assessment process.  Action plans to follow-up on specific issues are monitored by the Committee.

Ethical Business Conduct

The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the “Code”) that requires that the highest ethical standards of behavior be followed while conducting the Corporation’s business.  The Code is filed on SEDAR and posted on the Corporation’s website.  A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

We maintain an anonymous Whistleblower Hotline under the “Doing What’s Right Program” to encourage employees to report unethical conduct.  All staff employees are required to undergo a web-based ethics training program.  Compliance with the Code is monitored by an annual survey of directors and staff employees.  Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to Management, the Chair of the Audit Committee, or otherwise as prescribed in our “Doing What’s Right Program”.

Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering.  To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Furthermore, to ensure that the Committee has access to outside assistance should it require it, the Committee is authorized at any time to engage outside advisors or legal counsel at the expense of the Corporation to assist the Committee in the performance of its duties.

Presented by the Corporate Governance and Nominating Committee:

W.S.R. Seyffert (Chairman)
J. H. Bennett
H. J. Bolton
J. G. Rennie
C.M.T. Thompson

Report of the Audit Committee

For more disclosure regarding the Corporation’s Audit Committee, please refer to the section titled “Audit Committee Information” in the Corporation’s Annual Information Form for 2012.

The purpose of the Audit Committee of the Board is to provide an open avenue of communication between Management, the external Auditors, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

■
processes for identifying the principal financial reporting risks of the Corporation and reviewing the Corporation’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	Corporation’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by Management in determining significant estimates;

■	anti-fraud programs and controls, including Management’s identification of fraud risks and implementation of antifraud measures;

■	mechanisms for employees to report concerns about accounting policies and financial reporting;

■	engagement, independence and performance of the Corporation’s external Auditor; and

■
internal audit mandate, internal audit and Sarbanes-Oxley Act and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the Corporation’s internal audit department.

The Audit Committee also performs any other activities consistent with its charter, the Corporation’s by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee is made up of five independent members of the Board.  All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade.  In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert.  Hugh Bolton, Chair of the Corporation’s Audit Committee, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission’s regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002, and is independent under the applicable standards of the NYSE.  The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.  In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and, without

Management present, with the external Auditors, with the Corporation’s internal auditors, and alone.

The following is a brief summary of the Audit Committee’s activities in 2012.

Financial Reporting

The Audit Committee:

■
reviewed the annual and interim financial statements, Management’s Discussion and Analysis, news releases and other financial disclosures with Management and the external Auditors prior to approval by the Board and prior to publication.  These reviews included a discussion of matters required or recommended to be disclosed under International Financial Reporting Standards (“IFRS”) and securities regulations and laws.  A member of the Audit Committee attended a meeting of Management’s Disclosure Committee to observe and assess senior Management’s process for confirming full disclosure in financial news releases;

■	obtained assurances from Management and the external Auditors that the Corporation is in full compliance with legal and regulatory requirements related to financial reporting;

■
ensured that an adequate system is in place for employees to report, on a confidential and anonymous basis, accounting, auditing, financial reporting and disclosure practices they find questionable; and

■
based on this information and the work throughout the year, including the internal audit and financial controls program and work with the external Auditors outlined below, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

With Respect to the External Auditors

The Audit Committee:

■	reviewed, with the external Auditors, the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

■	received the written disclosures from the external Auditors as recommended by the Canadian Institute of Chartered Accountants;

■
reviewed, with the external Auditors, the independence of the external Auditors including a review of non-audit services and the receipt of the external Auditors’ written assurance of its independent relationship with the Corporation;

■	required prior approval of all non-audit services provided by the external Auditors;

■	approved the fees payable to the external Auditors; and

■
reviewed the overall performance of the external Auditors and, on the recommendation of the Audit Committee, the Board is recommending that shareholders re-appoint PricewaterhouseCoopers LLP as the Auditors of the Corporation for 2013.

With Respect to the Internal Auditors

The Audit Committee:

■	reviewed the process for and approved the selection and appointment of the Corporation’s Vice President, Audit and Operational Review;

■	reviewed the independence of the internal auditors; and

■	reviewed with the Vice President, Audit and Operational Review the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

Financial Controls Program

The Audit Committee:

■
continued its oversight of the Financial Controls Program (“FCP”) to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting, and that compliance with equivalent Canadian rules is sustained.  The FCP enabled Management to certify the effectiveness of the Corporation’s internal controls structure and procedures for financial reporting, in accordance with the relevant rules.  The external Auditors have reported on and attested to Management’s certification.  The Audit Committee continues to monitor the FCP and oversee Management’s maintenance of the Corporation’s internal controls over financial reporting.

Charter

The Audit Committee:

■	in November 2012,conducted its annual review of its mandate;

■	reviewed and approved the fees of the external Auditors. A detailed breakdown of fees is set out on page 15 of this Management Proxy Circular; and

■	ensured that the full text of the Audit Committee’s Charter is included in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation’s website.

Presented by the Audit Committee:

H. J. Bolton (Chairman)
M. M. Ashar
J. G. Rennie
W. S. R. Seyffert
C. M. T. Thompson

Director Compensation

Objectives and Design of Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings, participating on committees and ensuring that they stay informed about our business and trends and developments affecting the global mining industry. In order to attract and retain directors who meet these expectations, the Board believes that we must offer a competitive compensation package.

Process for Determining Director Compensation

The Compensation Committee of the Board is responsible for recommending compensation policies to the Board. Normally, the Compensation Committee reviews director compensation on an annual basis. As part of this review, the Compensation Committee receives a report prepared by Management with the assistance of the Vancouver office of Mercer (Canada) Limited (“Mercer”). This report reviews director compensation practices among Canadian mining and other resource based companies.

Compensation Components

Key compensation components provided to directors which remained unchanged in 2012 are:

Component	Fee
Annual Retainer – Non-executive Director	$60,000
Annual Retainer – Chairman	$360,000
Annual Retainer – Lead Director	$160,000
Committee Chair Retainer – except for Audit	$8,000
Committee Chair Retainer – Audit	$20,000
Committee Member Retainer	$6,000
Board and Committee Meeting Fees	$1,500

Directors are eligible to participate in the Corporation’s Deferred Share Unit (“DSU”) and Restricted Share Unit (“RSU”) Plans (see page 62). On April 27, 2012, non-executive directors received 2,720 share units and the Chairman of the Board received 8,160 share units. These grants had a value of $36.75 per share unit.

In addition, non-executive directors receive reimbursement for travel costs, a payment of $1,500 per annum for other expenses related to their duties, and a $1,000 fee for each director who travels from outside the province of British Columbia the day prior to a  Board or Committee meeting.

The following table sets forth all annual compensation paid to directors for the financial year ended December 31, 2012, other than Mr. Lindsay whose compensation is fully reflected in the summary of total compensation for Named Executive Officers (“NEOs”).  Director fees are not paid to D. R. Lindsay.

Summary Compensation Table – Directors

Name	Fees Earned $(1)	Share-based Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
I. Abe(4)	33,716	0	2,412	36,128
M. M. Ashar	104,467	99,960	16,073	220,500
J. B. Aune	112,500	99,960	23,378	235,838
J. H. Bennett	123,950	99,960	19,920	243,830
H. J. Bolton	125,000	99,960	14,281	239,241
F. P. Chee	87,433	99,960	6,142	193,535
J. L. Cockwell	89,433	99,960	11,230	200,623
E. C. Dowling(5)	20,084	0	0	20,084
N. B. Keevil	395,000	299,880	13,350	708,230
N. B. Keevil, III	119,000	99,960	11,220	230,180
T. Kubota(6)	60,952	99,960	1,081	161,993
T. Kuriyama	102,846	99,960	18,901	221,707
J. G. Rennie	132,000	99,960	17,124	249,084
W. S. R. Seyffert	247,964	99,960	26,349	374,273
C. M. T. Thompson	150,933	99,960	23,705	274,598

Notes:

(1)	Includes all or a portion of annual retainer earned in cash but paid in DSUs at the directors’ election.
(2)
Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation’s share unit plans.  Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.  DSUs granted to directors vest immediately.  RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a director of the Corporation.  The fair value for compensation purposes is consistent with the accounting fair value under IFRS. The fair value for the 2012 grant is based on $36.75 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date.  (See section on Share Unit Plans on page 62).

(3)
The dollar amount, based on the grant date fair value, of share units received in lieu of fees at the election of each director.  Dividend equivalents are credited to a participant’s account in the form of additional share units as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.

(4)	I. Abe ceased to be a director on April 25, 2012.
(5)	E. Dowling was appointed as a director on September 18, 2012.
(6)	T. Kubota was elected as a director on April 25, 2012.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each director for the fiscal year ending December 31, 2012.  We do not award options to non-executive directors.

	Option-Based Awards				Share-Based Awards
Name(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)	No. of Shares or units of shares that have not vested (#)	Market or Payout Value of Share Units that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
I. Abe(3)	0	0	n/a	0	0	0	132,526
M. M. Ashar	0	0	n/a	0	0	0	777,695
J. B. Aune	0	0	n/a	0	0	0	1,138,110
J. H. Bennett	0	0	n/a	0	4,706	170,122	816,050
H. J. Bolton	0	0	n/a	0	1,953	70,601	1,067,510
F. P. Chee	0	0	n/a	0	0	0	400,289
J. L. Cockwell	0	0	n/a	0	0	0	635,951
E. C. Dowling(4)	0	0	n/a	0	0	0	17,605
N. B. Keevil	0	0	n/a	0	14,121	510,474	0
N. B. Keevil, III	0	0	n/a	0	4,706	170,122	323,289
T. Kubota(5)	0	0	n/a	0	0	3,864	133,177
T. Kuriyama	0	0	n/a	0	0	0	993,077
J. G. Rennie	0	0	n/a	0	4,706	170,122	592,752
W.S.R. Seyffert	0	0	n/a	0	0	0	1,305,991
C.M.T. Thompson	0	0	n/a	0	0	0	1,214,098

Notes:
(1)	Information on D. R. Lindsay is reflected in the table on page 55.
(2)
Market or Payout Value calculated by multiplying the number of share units held at December 31, 2012 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2012 ($36.15).

(3)	I. Abe ceased to be a director on April 25, 2012.
(4)	E. Dowling was appointed as a director on September 18, 2012.
(5)	T. Kubota was elected as a director on April 25, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2012.

Name(1)	Option-Based Awards – Value Vested During The Year ($)(2)	Share-Based (DSU/RSU) Awards – Value Vested During The Year ($)(3)(4)
I. Abe(5)	0	21,345 / 0
M. M. Ashar	0	174,127 / 86,016
J. B. Aune	0	123,338 / 0
J. H. Bennett	0	46,752 / 86,016(7)
H. J. Bolton	0	121,855 / 0
F. P. Chee	0	166,035 / 0
J. L. Cockwell	0	171,123 / 0
E. C. Dowling(6)	0	17,084 / 0
N. B. Keevil	0	0 / 254,521(7)
N. B. Keevil, III	0	6,817 / 86,016(7)
T. Kubota	0	131,006 / 0
T. Kuriyama	0	178,794 / 0
J. G. Rennie	0	115,245 / 86,016(7)
W. S. R. Seyffert	0	156,273 / 0
C. M. T. Thompson	0	183,598 / 0

Notes:
(1)	Information on D. R. Lindsay is reflected in the table on page 55.	.
(2)	There are no outstanding options held by directors.
(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of the vesting date.  As directors’ DSUs vest immediately, the market value for DSUs was as of the grant date.

(4)
DSUs vested on the grant date but are not redeemable until the recipient retires, resigns or their employment is otherwise terminated.  The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

(5)	I. Abe ceased to be a director on April 25, 2012.
(6)	E. Dowling was appointed as a director on September 18, 2012.
(7)
The amount represents the aggregate dollar value that has been realized upon the vesting of share units on December 20, 2012, using the closing price of the Class B subordinate voting shares on the TSX on December 19, 2012 ($35.99).

Mandatory Shareholding Policy for Directors

We require non-executive directors to own shares and/or DSUs or RSUs equivalent in value to three times their cash retainer and share unit grant.  Directors have a period of five years from the date they join the Board to reach the mandatory level.  For the purposes of this policy, the value of share units is determined by averaging the price of Class B subordinate voting shares at the time of the three most recent DSU or RSU grants (including the current year’s grant).  As of December 31, 2012, all directors met the shareholding requirement or were in the process of doing so within the prescribed time limit.

Compensation Discussion and Analysis

Executive Summary

This section explains the approach and philosophy of the Compensation Committee to executive compensation and why the Committee believes that the design of the executive compensation programs and policies is fully aligned with short-term operational, safety excellence, and environmental management objectives, and long-term shareholder value creation.

Highlights of the Compensation Committee Work in 2012

In 2012, the Compensation Committee met formally seven times.

Highlights of the Committee’s activities in 2012 include:

■	Reviewed the comparator group used to benchmark the NEOs’ compensation and found it to be satisfactory and appropriate;

■	Reviewed and approved the performance and the performance-linked compensation of each of the NEOs, including base salary increase, bonus awards, and long-term incentive grants;

■	Approved long-term incentive grant levels for other eligible participants of the Corporation’s stock option and RSU/DSU long-term incentive plans;

■	Evaluated proposals and selected an independent advisor to the Committee;

■	Reviewed and approved:

—	Draft proxy circular, including the Compensation Discussion & Analysis (CD&A)

—	Compensation Committee charter

—	Compensation risk report

—	Director compensation

—	Director shareholding guideline and status

—	Bonus Plan (as defined below) targets

—	Establishment of a High Performer long-term incentive grant for top performers of those in salary bands just below the formal cut-off for eligibility; and

■	Reviewed and evaluated:

—	Executive Compensation trends and issues

—	Opportunities for Director Education

—	Possible changes to the Bonus Plan

—	ROCE, safety and environment performance targets for 2012

—	Performance objectives for the NEOs.

Compensation Philosophy and Approach

We are in a highly cyclical, capital intensive industry and have a long-term outlook on building value for our shareholders.  Our executive compensation programs reinforce this by emphasizing long-term incentives.  Stock options have a ten-year term and reward for share price appreciation while share units encourage retention and build long-term shareholder alignment.  Annual long-term incentive grants align executives with share price performance throughout the cycle.  In addition, share ownership guidelines encourage executives to build and maintain equity ownership throughout their tenure.  The emphasis on equity compensation and the significant shareholdings by our executives create a direct link between share price performance and the potential value that can be realized from the equity programs.  In 2012, a decrease in Teck’s share price reduced the value of the executives’ shareholdings, including the in-the-money value of outstanding stock options and the potential value of outstanding share units.

We are also focused on short-term operational excellence and risk mitigation which includes financial, safety and environmental performance.  The use of Return on Capital Employed (“ROCE”) as the underlying financial metric within the annual incentive program provides a long-term focus on effective capital management that, within a capital intensive business, is also driven by production volumes and cost management.  In order to reward operational performance, annual incentive bonus results are adjusted for commodity prices and for certain events that are outside of Management’s control as well as for the documented results of cost management initiatives, Management’s response to opportunities and unplanned events that arise during the year and Management’s implementation of business process improvements.  The adjustments are applied consistently every year.  The adjustment for commodity prices provides a more balanced perspective on how we measure performance with less variable bonus awards throughout the commodity cycle.  In measuring annual performance, the Committee also considers the key milestones within our development initiatives that may not immediately contribute to financial performance, but require ongoing work by our executives to ensure long-term success.

The Committee believes that our executive compensation programs are competitive in the global  energy and mining market, as is required in order to attract, motivate and retain highly qualified and experienced executives.

Say on Pay

Shareholders voted 98.7% in favour of a resolution accepting the Corporation’s approach to executive compensation.  In addition to conducting a say-on-pay vote, we also engaged with some of our key shareholders and other stakeholders to better understand their concerns and questions on our approach to executive compensation.

Looking Forward

In 2012, the Committee conducted a review of the peer group used to benchmark executive pay to ensure that it is reflective of the global scope of Teck’s operations and the expanded market for key executive talent.  Some adjustments were made as a result, which were applied in 2012.  The Committee also reviewed the various executive compensation programs in 2012 and will continually make improvements to the programs to ensure alignment with market practice and to be cognizant of emerging governance issues.  In 2013, Management will undertake a thorough review of the annual bonus plan and long-term incentive plan practices. The purpose of this initiative is to improve the transparency and use of the metrics and improve alignment with true pay-for-performance best practices.

Compensation Committee

All Compensation Committee members are independent directors.  The members are Janice Rennie (Chair), Brian Aune, Jalynn Bennett, Warren Seyffert and Chris Thompson.  The Committee met seven times during the year, including four in-camera sessions.  Minutes are kept of meetings of the Committee.

The members have direct experience relevant to executive compensation either through their compensation committee experience or their executive experience in other companies and they bring a broad base of skills and experience that contribute to their suitability to make decisions on the Corporation’s compensation policies and practices, some of which include:

■	Industry knowledge

■	Operational experience

■	Human resource management and compensation design experience

■	Financial knowledge

■	Legal experience

The Compensation Committee has the following responsibilities:

■
Recommending to the Board the CEO’s performance evaluation which takes into consideration the CEO’s annual objectives as established by the Board and input the Committee has received from other Board members with respect to the CEO’s performance;

■	Based on the CEO’s performance evaluation, recommending to the Board the CEO’s compensation including adjustments to base salary, the annual incentive award, and the long term incentive grant;

■
Evaluating and recommending to the Board the recommendations of the CEO with respect to the annual objectives established for the other NEOs and senior executives, the evaluation of their performance relative to these objectives and based upon this evaluation, compensation including adjustments to base salaries, the annual incentive awards and long term incentive grants;

■	Evaluating and recommending to the Board benefits and other perquisites that may apply to the senior executive group;

■	Evaluating and recommending to the Board the Corporation’s annual and long term incentive compensation plans and other compensation policies and programs within the Corporation;

■
Evaluating and recommending to the Board, for those directors who are not executives of the Corporation, cash compensation including retainers and meeting fees and grants of deferred share units or restricted share units;

■
Reviewing executive and director compensation disclosure before the Corporation publicly discloses that information to ensure it reflects the decisions of the Board and the rationale for those decisions;

■
Performing the functions assigned to it under the 2010 Stock Option Plan, the Deferred Share Unit Plan and the Restricted Share Unit Plan, including evaluating and recommending to the Board the aggregate grant of stock options and deferred and restricted share units to directors, NEOs, executives, senior Management and employees;

■	Evaluating and recommending to the Board the appropriate group of companies on which to assess the competitiveness of the Corporation’s compensation policies and plans;

■	Evaluating and recommending to the Board senior executive agreements, including initial offers of employment, and termination and Change in Control provisions in those agreements;

■	Reviewing the shareholding requirements for the CEO and directors relative to the requirements established by the Corporate Governance and Nominating Committee;

■
Reviewing an annual report on the Corporation’s human resources issues and priorities, including but not limited to, union-management relations at the Corporation’s unionized operations and any collective agreement settlements at those operations; and

■
Reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Corporation’s risk management principles and do not encourage inappropriate or excessive risk taking.

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.  The Committee has the sole authority to retain and terminate any such consultants or advisors.  The table below summarizes the fees related to determining compensation for the Corporation’s directors and executives (“Executive Compensation Related Fees”) and the fees from these consultants for other services (“All Other Fees”).

	2011		2012
Consultant	Executive Compensation- Related Fees	All Other Fees	Executive Compensation- Related Fees	All Other Fees
Mercer	$15,539	$390,270	$15,112	$478,235
Towers Watson	$4,381	$978,000	$34,066	$1,181,885
Meridian	$0	$0	$17,250	$0

Towers Watson provides annually the accrued pension obligations regarding the Teck Resources Limited defined benefit plans.  Towers Watson also provided a comprehensive Compensation Program Risk Assessment.

In establishing policies covering base salaries, benefits, annual incentive bonuses and long term incentives, the Compensation Committee takes into consideration the recommendations of Management.  Mercer has been engaged by Management to provide specific support on executive and senior management compensation as well as director compensation, including surveys on market practices and a technical analysis of this information relative to the Corporation’s compensation plans and practices.

During 2012 the Committee engaged the services of Meridian Compensation Partners (“Meridian”), to serve as an independent advisor to the Committee.  Meridian reports directly to the Committee and does not provide any services to the Corporation, other than those for which the Committee has engaged them.  Meridian provides independent advice on a range of matters including trends and developments in executive compensation and related governance matters, review of Management’s compensation proposals, and ad hoc assistance as requested by the Committee from time to time.

Compensation Overview

In 2012, Teck’s NEOs were:

Donald R. Lindsay	President and CEO
Ronald A. Millos	SVP, Finance and CFO
Ronald J. Vance	SVP, Corporate Development
Peter C. Rozee	SVP, Commercial and Legal Affairs
Ian C. Kilgour	SVP, Coal

Objectives of the Executive Compensation Program

The Compensation Committee endeavours to ensure that the Corporation’s compensation policies:

■	Attract, motivate and retain highly qualified and experienced executives;

■	Recognize and reward contributions to the success of the Corporation as measured by the accomplishment of specific performance objectives;

■	Ensure that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;

■	Provide for perquisites, health care coverage, disability and life insurance, and pension and retirement programs;

■	Promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics, and policies concerning safety and environmental stewardship; and

■	Protect long term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of the shareholders.

Comparator Group

The Compensation Committee considers that the long term success of the business hinges on the quality of the executive team.  It is vital that the Corporation is able to attract and retain the talent required to successfully operate and expand its business. As a result, compensation decisions must be market-driven and performance-based. As part of determining NEO compensation, the Committee refers to a comparator group that represents the market for executive talent.  In developing this group, the Committee considers a variety of relevant criteria to identify companies of a similar scope and complexity, including:

■	Companies in similar industries or with similar business characteristics (defined as global mining, metal refining and resource-based companies);

■	Similarly-sized companies in terms of annual revenue and market capitalization; and

■	Companies that have diverse commodity portfolios or multiple locations (Teck is focused on coal, copper, zinc and energy in multiple locations and countries).

The 2012 Comparator group for the NEOs included:

Agrium	Cliffs Natural Resources	Peabody Energy
Alcoa	First Quantum Minerals	Potash Corporation of Saskatchewan
Anglo American	Goldcorp	Suncor Energy
Barrick Gold	Kinross Gold	Xstrata
Cameco	Mosaic
Canadian Natural Resources	Newmont Mining

For 2013, the Committee reviewed the peer group used to benchmark NEO compensation levels and determined that it was appropriate with no changes recommended for 2013.

Total Compensation Components

Total direct compensation (sum of base salary, annual bonus and long-term incentives) is targeted at the median of the market, with higher levels of compensation provided for sustained superior performance.  As outlined in the following table, the total value is weighted towards “at risk” variable compensation – annual incentive bonus and long-term incentives.

Named Executive Officer	Title	Percent of Total Direct Compensation
		Base Salary	Annual Incentive Bonus	Long-term Incentives
				Stock Options	Share Units
D. R. Lindsay	President and CEO	14.7%	22.9%	31.5%	31.0%
R. A. Millos	SVP, Finance and CFO	22.6%	19.2%	27.1%	31.1%
R. J. Vance	SVP, Corporate Development	21.2%	18.6%	27.4%	32.8%
P. C. Rozee	SVP, Commercial and Legal Affairs	22.6%	19.4%	27.0%	31.0%
I. C. Kilgour	SVP, Coal	24.6%	22.0%	24.5%	29.0%

In addition, our total compensation program provides for health care coverage, disability and life insurance, pension and retirement programs and perquisites.

The relationship between compensation and corporate objectives is summarized in the following table.

Compensation Component	Description	Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance, which is assessed according to the achievement of business and operating goals.  It reflects the capability of the individual as demonstrated over an extended period of time.

Properly structured, base salaries enable the Corporation to attract and retain highly skilled and talented employees.  The Corporation’s base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus
The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:

—    corporate financial performance based on ROCE (described below under the heading “Annual Incentive Bonus”), and safety performance based on lost time injury frequency (“LTIF”) adjusted to reflect other qualitative considerations;
—    business unit: safety, environment, operations ROCE performance, and other qualitative considerations; and
—    personal performance.

ROCE, adjusted for commodity prices, focuses attention on the return generated by assets under the manager’s responsibility and encourages investment in new assets which will enhance longer term value and returns.

The focus on safety and environment supports the Corporation’s objectives in each of these important areas.

The personal component of the plan recognizes the individual’s contribution to the Corporation as reflected in the achievement of that person’s specific annual objectives.

Results are adjusted based on a qualitative review designed to consider the quality and sustainability of the financial results.

Compensation Component	Description	Link to Corporate Objectives
Long Term Incentives: Stock Options and Share Units (RSUs and DSUs)
NEOs and senior executives are eligible to participate in the Corporation’s stock option and share unit plans.  These plans provide employees with the opportunity, through their collective efforts, to participate in the growth of the Corporation’s share price.  The Corporation may grant options to purchase Class B subordinate voting shares at the closing price on the day preceding the grant.  The Black-Scholes method is used to value stock options. One third of each stock option grant vests each year following the date of the grant. These grants expire 10 years following the date of the grant.  The value of the share units is tied to the value of the Class B subordinate voting shares.  A grant of share units will entitle the employee to the right to receive a cash payment equal to the market value of the underlying shares at the completion of a three year vesting period.  Share units are cash settled and avoid the potential effect of dilution associated with stock option grants.

The Corporation’s long term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening the ability of the Corporation to attract and retain highly qualified and experienced employees, motivate these employees to achieve the longer term goals of the Corporation, and as a result, promote greater alignment of interests between employees and shareholders.

Pension and Benefits
NEOs participate in the executive benefit plan which includes medical, extended health, dental, disability, life insurance and a benefit credit.

In addition, they participate in our pension arrangements.  Our defined benefit plan is closed to new entrants and only two NEOs remain participants in that plan.  The remaining NEOs and new hires participate in the defined contribution plan.
These programs are designed to attract and retain highly qualified leaders, and they provide an appropriate risk management balance to an otherwise performance-focused pay program.

Compensation Process Participants

The Board has responsibility for overseeing our compensation program.  The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority over the compensation program and process including approval of material amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding executive compensation.

In designing the various elements and determining amounts of compensation, the Compensation Committee draws upon the CEO and the Vice President, Human Resources and confers with the

Senior Vice President, Commercial and Legal Affairs and the Senior Vice President, Finance and CFO on matters that fall within their respective areas of expertise and responsibilities.

The Vice President, Human Resources provides the Compensation Committee with internal and external analyses regarding the basic structure and competitiveness of the Corporation’s compensation program and the details of the Corporation’s various compensation and incentive plans.  Each year, the CEO and Vice President, Human Resources review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries.  Additionally, the CEO and Vice President, Human Resources provide the Compensation Committee with a detailed review of the actual results for each performance measure under the Annual Incentive Bonus Plan (the “Bonus Plan”) compared to target and the resulting proposed payments under the plan.  Also, the CEO and Vice President, Human Resources propose the total number of stock options and share units to be granted as well as the specific grant amounts to the NEOs, other than the CEO, and other senior executives.

The Compensation Committee considers advice from its compensation advisor with regard to the recommendations of Management as part of preparing its recommendations to the Board.

Determining Compensation Mix

On an annual basis, the Compensation Committee reviews the Corporation’s compensation programs, including the mix of compensation offered and the appropriateness of annual and long-term incentive compensation.  The CEO and the Vice President, Human Resources advise the Committee regarding the competitiveness of the Corporation’s compensation program and its impact on the ability to attract, motivate and retain talented employees and executives.  In addition, the Committee reviews information about compensation provided in respect of the comparator group of companies.

The CEO is responsible for approving the Corporation’s compensation policies and programs. Significant changes to these policies or programs are taken to the Compensation Committee for review and evaluation.

Setting Performance Objectives and Goals

The CEO, in consultation with the Board and senior Management, is responsible for developing the Corporation’s overall strategic plan.  On the basis of the strategic plan, the CEO develops an annual business plan and sets out corporate strategies and objectives, which are reviewed and approved by the Board.  These objectives include both general corporate and financial objectives and form the basis of assessing the CEO’s performance for the purpose of determining his annual incentive award.

The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set.  The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic plan, annual business plan and corporate goals.  The CEO advises the Compensation Committee regarding senior executives’ objectives and discusses the alignment of the objectives with the corporate business strategy.

Reviewing Performance and Setting Compensation

One of the Compensation Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation.  In making these recommendations, the Committee takes into consideration the Board’s evaluation of the CEO’s performance, which is based on the Corporation’s performance relative to corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, the annual incentive award, and the long-term equity incentive award.  As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers among the comparator group of companies and consults with its advisor.  The Committee presents its recommendations to the Board, which in turn approves the CEO’s compensation. The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him.  The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses and long term incentives, and total compensation for executives being hired or promoted.  As part of this process, the Committee reviews total direct compensation information for the NEOs and other senior executives which has been prepared by the Vice President, Human Resources.  The Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

The Corporation’s compensation plans have been and continue to be purposefully designed to be understandable and transparent.  At the same time, there must be a clear connection between planned financial and operating performance, actual results, and NEO compensation.  As well, as part of our continuing improvement model, the plans are regularly reviewed to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

Compensation Risk

The Corporation’s executive compensation programs are designed to create appropriate incentives to increase long-term shareholder value.  The Corporation’s risk management processes include regular reporting of key risks to the Board and risk management is a standing agenda item for senior Management meetings.  This process supports a strong embedded risk management culture throughout the organization.  In the normal course of business, the Corporation has strong control measures in terms of authority levels and spending limits.

In 2012, the Compensation Committee engaged Towers Watson to develop a process to formally assess compensation-related risks.  As part of this process, Towers Watson met with senior Management representatives to understand the Corporation’s risk culture and risk appetite, and the interaction between material risks and compensation programs.  In addition, Towers Watson reviewed output from corporate risk management processes and documentation for all compensation plans.  The Committee will update the assessment process on an annual basis to reflect any significant shifts in business strategies or compensation programs.

The following are key risk mitigating features of the executive compensation plans:

■	The compensation program is balanced between fixed and variable pay and between short- and long-term incentives;

■	A mix of performance measures are used at various organizational levels to provide a balanced performance focus (e.g., financial, safety and environmental performance);

■	The Bonus Plan features capped payouts (2.0x target);

■	Stock option and share unit awards are granted annually:

—	Stock options vest over three years and have a ten year term;

—	Restricted Share Units vest at the end of three years to enhance retention; and

—	The value from DSUs cannot be accessed until the participant’s employment ends providing long-term alignment to the risks inherent within the business;

■	The CEO and SVPs are subject to share ownership guidelines; and

■	Clawback and anti-hedging policies are in place. (See “Compensation Reimbursement Policy” and “Hedging”).

Meridian recently reviewed the Compensation Risk report completed by Towers Watson last year and is satisfied that there are no significant issues at this time. The Committee concluded that it does not appear that there are risks from the compensation programs that are reasonably likely to have a material adverse effect on the Corporation.

Compensation Reimbursement Policy (“Clawback”)

The Board has implemented a formal statement of the Corporation’s approach to seeking reimbursement of compensation from all variable compensation plans where:

■	There is a material restatement of the Corporation’s financial results;

■	The officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

■	The relevant compensation award would have been lower had the financial results been properly reported.

Hedging

Our Employee Trading Policy prohibits insiders and employees from selling shares in the Corporation that they do not own or have not fully paid for (“short-selling”) and from buying or selling financial instruments on shares of the Corporation at any time that are designed to hedge or offset a decrease in the value of the Corporation’s shares.

2012 Total Direct Compensation

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals.  Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Committee for the NEOs, other than himself, and other senior executives.  The Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.

For 2012, base salary accounted for 18.9 percent of the NEOs’ total direct compensation.  The base salary increases ranged between 3.1 and 3.6 percent.

Annual Incentive Bonus

The Bonus Plan is designed to recognize and reward executives for the achievement of short-term performance goals and is based on three components: corporate, business unit and personal performance.  Bonus awards are directly related to the financial and operational performance of the Corporation and its business units as well as the achievement of safety, environmental and personal performance objectives.

For the purpose of the Bonus Plan financial performance is measured primarily in terms of ROCE which is calculated as earnings attributable to shareholders of the Corporation before after tax finance expense divided by the average capital employed.  Capital employed is defined as equity plus non-current liabilities less non-cash working capital, subject to certain adjustments.  Corporate and business unit ROCE targets are based on our annual financial plan and are adjusted at the end of the year to reflect actual zinc, copper, and coal prices.  ROCE is used to focus management attention on the returns being generated by assets in their areas of responsibility, and encourage investment of capital in new assets which will enhance ROCE performance over the long-term.  Our financial results are prepared in accordance with IFRS and ROCE is not a measure recognized under IFRS in Canada and does not have a standardized meaning prescribed by IFRS; therefore, it may not be comparable to such measures as reported by other issuers.

Due to its importance, safety performance is measured within two components of the Bonus Plan:

■	In the corporate component (5% of overall corporate score) using LTIF, and

■	In the business unit component, using the total recordable incident frequency (“TRIF”).

Environmental performance is measured against objectives established at the beginning of the year.  Objectives are focused on the implementation of sustainable mining, compliance with permits and site-specific environment objectives in relation to matters such as water quality, emissions, spill prevention, dust and closure.

The bonus ratings reflect a holistic assessment of performance that is within Management’s control.  The ROCE targets are adjusted for commodity prices to reduce year-over-year variability in bonus awards and provide for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high commodity prices.  In addition, the Committee, with the input of the CEO, reviews a broad set of qualitative objectives to understand the quality and sustainability of the financial results, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain exogenous events outside of the control of Management.  A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration to relative performance between each business unit.  Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g., a business unit executive has a higher weighting on business unit performance compared to a corporate executive).  Target bonuses are expressed as a percentage of base salary and are payable based on overall target performance.  The target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch.  Payouts under the Bonus Plan can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component.  Weightings and performance measures for each component of the Bonus Plan, as well as target bonuses for the NEOs, are set out in the following table.

	Target Bonus (% of Salary)(1)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
President and CEO	125%	50%	ROCE Safety	20%	Weighted Average Business Unit ROCE, Safety and Environmental	30%	Personal performance objectives
Corporate NEOs	70%	40%	ROCE Safety	30%	Weighted Average Business Unit ROCE or Functional Objectives	30%	Personal performance objectives
Business Unit NEO	70%	30%	ROCE Safety	40%	Business Unit, ROCE, Safety and Environmental	30%	Personal performance objectives

Note:
(1) The target bonus percentages were increased in 2012 to better reflect competitive practice in the NEO peer group.

Corporate Performance

In 2012, the Corporation achieved an actual ROCE of 7.4 percent compared to a target of 6.4 percent, and a safety LTIF score of 0.46 percent compared to a target of 0.50 percent.  In 2012, various exogenous factors negatively impacted production (e.g., weather, CP Rail strike); therefore, the corporate performance rating focused on the factors that Management could be expected to control and should be held accountable for:

■	Production volume

■	Cost management

■	Response to opportunity

■	Response to unplanned events

■	Business process improvements

In addition, strong progress was made on our long-term development initiatives positioning the organization for future success.  Based on these results and the circumstances in which the results were achieved, the CEO recommended a performance rating for the corporate component of the Bonus Plan of 124.2 percent.  The Committee endorsed and the Board approved the recommended rating.

Business Unit Performance

Consistent with the corporate performance rating, and as described above under the heading “Annual Incentive Bonus”, business unit ratings were adjusted to reflect the factors that Management could be expected to control and to reflect a holistic assessment of each business unit’s performance throughout 2012.

Mr. Lindsay’s business unit rating of 123.2 percent was based on weighted average business unit ROCE (adjusted rating of 120.3 percent), safety (target TRIF of 1.9, actual TRIF of 1.32, and a rating of 131.6 percent) and environmental objectives as established by each business unit reflecting the specific requirements of each operation (rating of 120.7 percent).  Mr. Millos’ and Mr. Rozee’s business unit ratings of 120.3 percent were based on the same weighted average business unit ROCE rating.  Mr. Vance’s business unit rating of 128.9 percent was based on the achievement of specific objectives for Corporate Development (rating of 125 percent) and Technology (rating of 146.4 percent, including safety) as well as a rating for the Marketing and Sales function, which is rated on the basis of the weighted average ROCE results for the Copper and Zinc business units (adjusted rating of 120.3 percent).  Mr. Kilgour’s business unit rating of 123.4 percent was based on the Coal business unit ROCE (adjusted rating of 124.1 percent), Coal business unit safety (target TRIF of 1.9, actual TRIF of 1.35, and rating of 129.9 percent), and environmental targets to meet sustainable mining compliance requirements (rating of 113.8 percent).

Personal Performance

An incentive pool is created to fund the personal component of the incentive award based on the corporate and business unit scores.  This funding approach provides greater alignment between corporate, business unit and personal performance.

Each NEO (except for the CEO) is responsible for the achievement of a portfolio of subjective goals related to his area of responsibility as established in consultation with the CEO.  At the end of the year, the CEO meets personally with each of the NEOs to complete a formal review of achievements against stated objectives and to share performance feedback.  The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including the subjective goals, and provides a recommended individual performance rating to the Committee which is used to determine the individual allocation of the personal component incentive pool.  The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

The following summarizes the personal performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

Named Executive Officer	Personal Performance Achievements in Relation to Objectives
D. R. Lindsay President and CEO
—    Continued to build a strong safety culture throughout the organization which resulted in the lowest total reportable injury frequency in Teck’s history, a 9% improvement over 2011 and the fewest number of serious incidents on record.
—    Continued to drive performance in responsible environmental and sustainability areas, resulting in Teck being named to the Dow Jones Sustainability World Index for the third consecutive year, ranking Teck in the top 2% of companies in the mining industry world-wide.
—    Strengthened the balance sheet with a number of debt refinancing transactions that extended our average debt maturities to 16.5 years and reduced our average coupon rate to 4.8%.  Ended the year with a cash balance of $3.3B and only $323M of debt due by the end of 2016.
—    Achieved record copper production of 373,000 tonnes.
—    Increased coal sales and production both by 8%.
—    Achieved new collective labour agreements at five of our sites.
—    Named the top-ranked Canadian company on the Global 100 Most Sustainable Corporations list by media and investment research company Corporate Knights.

R. A. Millos SVP, Finance and CFO
—    Effectively managed the Corporation’s relationships with lenders and credit rating agencies in order to achieve the Corporation’s objective of maintaining a strong balance sheet and access to a wide range of sources of capital.
—    Provided guidance and support for fund raising requirements of the Corporation, including raising $2.75 billion to refinance high-coupon notes with lower cost notes and extended maturities.
—    Ensured that the Corporation’s internal and external financial information is prepared on a relevant, timely and accurate basis.
—    Ensured information systems met the requirements of the Corporation’s various business units and assist with the selection and implementation of new systems.

Named Executive Officer	Personal Performance Achievements in Relation to Objectives

—    Ensured adequate controls and procedures were maintained and operating effectively to safeguard the Corporation’s assets.
—    Supported all of the Corporation’s business units with accounting, treasury, tax, information systems and investor relations advice and support as required.

R. J. Vance SVP, Corporate Development
—    Converted specific advanced stage CESL commercialization opportunities into contractual agreements with partners to employ the technology in their respective operations.
—    Developed and executed strategy for negotiations regarding joint ventures to maximize Teck’s direct, unencumbered interest in coking coal production.
—    Assisted in the development and execution of a comprehensive financing and power supply agreement for future operations including resolution of minority partner participation.
—    Ensured that financial, strategic, technical and/or commercial analysis and assistance was provided to Business Units and Project Development in pursuit of internal growth or asset value-enhancing opportunities.
—    Developed marketing strategies for expected quantity and quality of each project’s concentrate production.

P. C. Rozee SVP, Commercial and Legal Affairs
—    Ensured delivery of proactive, timely and effective legal services.
—    Continued to strengthen legal team and refine service delivery model.
—    Successfully managed specific legal matters.
—    Provided strategic direction on various contentious matters.

I. C. Kilgour SVP, Coal
—    Led safety improvement in the Coal business unit, with Total Recordable Injury Frequency reduced by 38%, Lost Time Injury Frequency reduced by 55% and severity reduced by 20%, to achieve best year on record.
—    Progressed Selenium management through the applied research and development program and significant field projects.
—    Achieved guidance with production of 24.7Mt, an increase of 1.9Mt over 2011.
—    Achieved coal sales of 24Mt, an 8% increase over 2011, with record coal sales into the developing markets of China and India, and developed the strength of the coal marketing team.
—    Focused coal personnel on cost control to achieve cost/tonne produced 4% lower than 2011.
—    Developed the integrated Coal 5 Year Plan which guides budgets and projects planned for 2013 to 2017.
—    Completed Elkview plant expansion and mining equipment purchases to increase production capacity to 27Mtpa.
—    Submitted permit application for the Quintette project, compliant with new Provincial regulations for caribou management.
—    Completed Feasibility Study for the expansion of Neptune terminal to 18.5Mt.
—    Actively sponsored Teck supervisor development program.

For 2012, the Committee determined that the NEOs had met or partially met their respective personal objectives.  The average individual performance rating for the NEOs, other than the CEO, was 123 percent, and the individual performance rating for the CEO was 125 percent.

2012 Results – CEO Bonus Plan Awards

Based on ratings determined under the Bonus Plan, the following bonus award was made to the CEO.  The same formula is used to calculate the Bonus Plan award for the other NEOs.

Note:
(1) Total 2012 bonus rounded to nearest $100

Long Term Incentives

Long-term incentives are designed to foster and promote the long-term financial success of the Corporation by:

■	Strengthening the ability of the Corporation to attract and retain highly competent executives;

■	Motivating performance through incentive compensation;

■	Promoting greater alignment of interests of executives and shareholders by creating long-term shareholder value; and

■	Enabling Management to participate in the long-term growth and financial success of the Corporation.

Long term incentives represent, on average, 59.9 percent of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests.  In 2012, the long-term incentive grants were comprised of:

■	Stock options which vest over three years and have a ten year term; and

■
Share units in the form of restricted or deferred share units (RSUs or DSUs) chosen at the election of the executive.  Share units cliff vest not later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant.  RSUs are paid out in cash upon vesting while DSUs must be held until termination of employment, retirement or death.

The Committee has and will continue to consider and review alternative plan designs that consider equity vehicles that vest based on performance rather than length of service.  At the current time, the Committee is comfortable with the current design of the long-term incentive program as it supports long-term retention and alignment with shareholder interests.  A robust performance management process is currently in place, to ensure clarity in short- and long-term objectives and this is reinforced through the annual incentive bonus program and in the number of stock options and share units granted to each executive.

The fair value of stock options is determined using the Black-Scholes method and share units are valued based on the face value of the unit at time of grant.  The closing share price of the Class B subordinate voting shares on the day before the grant is used to value share units and stock options.  In determining the number of stock options and share units to grant, a 20-day average share price is used to reduce volatility in the number awarded.

The CEO recommends to the Compensation Committee grants of options and share units to the NEOs, other than himself, as well as to other executives and senior managers.  The 2012 recommendations took into consideration the compensation objective of targeting the median to the 75th percentile of the market in terms of total direct compensation.  The total number of stock options and share units granted in 2012 relative to 2011 were higher due to the drop in share price and the associated fair value of a stock option and share unit.  Previous awards and competitive position in the market are taken into consideration in the determination of the number of stock options and share units awarded to each participant.

In 2012, the following number of stock options and share units were granted to NEOs:

Named Executive Officer	Stock Options	Share Units
D. R. Lindsay	187,500	75,000
R. A Millos	45,000	21,000
R. J. Vance	52,500	25,500
P. C. Rozee	45,000	21,000
I. C. Kilgour	37,500	18,000

The following summarizes the total number of stock options and share units granted in 2012 and 2011:

Year	Stock Options		Share Units
	# Granted	% of total Class B subordinate voting shares outstanding(1)	# Granted
2012	1,524,821	0.27%	683,460
2011	910,275	0.16%	386,210

Note:
(1)  As of June 25, 2012 or July 19, 2011, respectively (on a non-diluted basis)

Share Ownership Guidelines

In 2012, the Compensation Committee continued to apply the following market competitive share ownership guidelines for the NEOs.

■	CEO – 4 times base salary

■	NEOs – 2 times base salary

Executives have five years to comply with the guidelines and for the purposes of the calculation, the value of share units is determined by using a trailing three year average share price. Holdings of DSUs and RSUs as well as Class B subordinate voting shares count toward the share ownership requirement.

Named Executive Officer	2012 Salary	Share Ownership Guideline		Shareholdings(1)		Compliance
		Multiple of Salary	Value	Number of Shares	Value(2)
D. R. Lindsay	$1,400,000	4x	$5,600,000	683,431	28,145,967	Met
R. A. Millos	$600,000	2x	$1,200,000	169,151	6,966,202	Met
R. J. Vance	$650,000	2x	$1,300,000	77,834	3,205,464	Met
P. C. Rozee	$600,000	2x	$1,200,000	212,589	8,755,124	Met
I. C. Kilgour	$600,000	2x	$1,200,000	51,926	2,138,486	Met

Notes:
(1)	Includes Class B subordinate voting shares and share units as of March 1, 2013.
(2)	Based on the trailing three year average price of Class B subordinate voting shares $41.18.

Pensions, Benefits and Perquisites

Pension, benefit and perquisite arrangements are designed to be competitive with Teck’s peer group at the time of the review.  These arrangements are reviewed periodically by the Compensation Committee to ensure they remain competitive.

The pension arrangements of the NEOs vary as the defined benefit arrangements are closed to new participants.  Mr. Lindsay and Mr. Rozee participate in the defined benefit pension plan and supplementary retirement arrangements, as described on 61. Mr. Millos, Mr. Vance and Mr. Kilgour are members of defined contribution plans, as described on 62.

The executive benefit plan includes: medical, extended health, dental, disability, life insurance coverage and a benefit credit.  The benefit credit can be allocated to a personal spending account, which can be used for financial planning, income tax preparation and wills, a healthy lifestyle account (maximum of $500), and a health spending account, which can be applied to medical expenses not covered under the medical plan.

Perquisites consist of a car benefit, club memberships, and an annual health assessment.  The Corporation also provides Mr. Rozee and Mr. Millos with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, medical, extended health and dental coverage.

Termination and Change in Control Benefits

The Corporation has entered into employment agreements with each NEO to provide a consistent and comprehensive framework of employment terms for each executive.  These agreements set out terms and conditions in the event there is a change in control or in other circumstances where the executive is terminated other than for cause. See the section on “Termination and Change in Control Benefits” on page 64 for further details.

Performance Graph

The following graph illustrates the Corporation’s five-year cumulative total shareholder return (to December 31, 2012, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2007 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index.

	2007	2008	2009	2010	2011	2012
Teck A	100	17	91	151	93	95
Teck B	100	18	113	190	113	116
S&P/TSX Total Return Index	100	67	90	106	97	104

Our executive compensation programs are designed to align the financial, operating and market performance of the Corporation with the value that the NEOs ultimately receive from the programs.  Executive compensation has generally corresponded to the trends shown by the graph over the period from 2007 to 2012, although industry-specific factors have influenced compensation over the same period.  Base salaries are reviewed annually.  Our annual incentive bonus is based on financial and operational performance objectives that are within Management’s control and may not always align with share price movement.  However, the realized value from long-term incentive awards is directly affected by our share price performance over the period, as declines in our share price have a direct impact on the value of the NEOs’ outstanding RSU and DSU holdings and the in-the-money value of outstanding stock option awards.

The following Summary of Total Compensation Table for NEOs provides more details on NEO compensation for 2010, 2011 and 2012. Total compensation for these individuals was approximately 1.36 percent of the Corporation’s profits in 2012.

Summary of Total Compensation for NEOs

The following table sets out total compensation for the financial years ending December 31,  2010, 2011 and 2012 for the Corporation’s NEOs, being the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation or any of its subsidiaries.

Name and Principal Position	Year	Salary ($)	Share-Based Awards (1) ($)	Option-Based Awards (2) ($)	Annual Incentive Plans (3) ($)	Pension Value (4) ($)	All Other Compensation (5)(6)(7) ($)	Total Compensation ($)
D. R. Lindsay President and CEO	2012 2011 2010	1,400,000 1,350,000 1,250,000	2,947,500 2,940,000 2,132,400	2,991,713 2,940,000 2,030,045	2,174,200 1,451,900 1,500,000	481,000 495,000 386,000	252,914 149,768 107,569	10,247,327 9,326,668 7,406,014
R. A. Millos SVP, Finance and CFO	2012 2011 2010	600,000 575,000 500,000	825,300 705,600 533,100	718,011 588,000 444,072	508,900 399,500 380,700	78,000 74,750 65,000	125,809 82,190 24,909	2,856,020 2,425,040 1,947,781
R. J. Vance SVP, Corporate Development	2012 2011 2010	650,000 625,000 600,000	1,002,150 999,600 888,500	837,680 823,200 634,389	569,900 441,200 443,800	84,500 81,250 78,000	51,288 25,372 27,943	3,195,518 2,995,622 2,672,632
P. C. Rozee SVP, Commercial and Legal Affairs	2012 2011 2010	600,000 575,000 530,000	825,300 823,200 710,800	718,011 705,600 507,511	515,200 389,200 394,000	173,000 188,000 127,000	139,026 92,346 34,487	2,970,537 2,773,346 2,303,798
I. C. Kilgour(8) SVP, Coal	2012 2011	600,000 575,000	707,400 705,600	598,343 588,000	537,700 351,200	78,000 65,400	16,752 3,560	2,538,195 2,288,760

Notes:
(1)
Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation’s share unit plans.  Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.  The units vest on December 20 in the second calendar year immediately following the grant.  The fair value for compensation purposes is consistent with the accounting fair value under IFRS.  The fair value for the 2012 grant is based on $39.30 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date.  (See section on Share Unit Plans on page 62).

(2)
The stock options granted in the 2012 financial year were granted pursuant to the 2010 Stock Option Plan.  (See section on Incentive Plan Awards – Stock Option Plans on pages 59 to 61.)  For compensation purposes, Mercer’s Black-Scholes option valuation model has been used to determine the fair value on the date of grant since it is applied consistently in Mercer’s competitive market analysis.  This differs from the accounting fair value under IFRS due to differences in the underlying assumptions as summarized in the following table:

	Compensation Fair Value				Accounting Fair Value
	2012	2011	2010	2012	2011	2010
Grant Date Fair Value (% of grant price)	40.6%	40.0%	35.7%	37.2%	33%	33%
Share Price Volatility	50.0%	41.2%	39.7%	52.64%	41%	37%
Dividend Yield	1.9%	1.3%	1.9%	2.42%	1.02%	2.10%
Expected Life	6.5yrs.	6.5 yrs.	6.5 yrs.	4.2 yrs.	4.2 yrs.	6.0 yrs.
Risk-Free Rate	1.3%	3.0%	2.7%	1.51%	2.63%	2.54%

(3)	The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year. For example, the 2012 bonus amounts were paid in March 2013.
(4)	See Pensions section on pages 62 to 64 for details.
(5)	“All Other Compensation” for Mr. Lindsay, Mr. Vance, Mr. Rozee and Mr. Kilgour for 2010, 2011 and 2012 is the dollar value of dividends paid on share based awards (DSUs and RSUs).
(6)
“All Other Compensation” for Mr. Millos for 2010 is the dollar value of dividends paid on share based awards (DSUs and RSUs) and for 2011 and 2012 is for vacation time that was paid out in that year and the dollar value of dividends paid on share based awards (DSUs and RSUs).

(7)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(8)	Mr. Kilgour’s employment commenced on February 14, 2011.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2012.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or units of shares that have not vested (#)	Market or Payout Value of Share Units that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
D. R. Lindsay President and CEO	100,000 120,000 240,000 160,000 160,000 125,000 187,500	33.20 43.74 33.97 4.15 35.54 58.80 39.30	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022	295,000 0 523,200 5,120,000 97,600 0 0	127,353	4,603,811	6,143,982
R. A. Millos SVP, Finance and CFO	30,000 30,000 60,000 50,000 35,000 25,000 45,000	33.20 43.74 33.97 4.15 35.54 58.80 39.30	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022	88,500 0 130,800 1,600,000 21,350 0 0	33,598	1,214,568	3,795,352
R. J. Vance SVP, Corporate Development	20,000 80,000 80,000 50,000 35,000 52,500	43.74 33.97 4.15 35.54 58.80 39.30	Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022	0 174,400 2,560,000 30,500 0 0	43,299	1,565,259	322,133
P. C. Rozee SVP, Commercial and Legal Affairs	30,000 40,000 80,000 80,000 40,000 30,000 45,000	33.20 43.74 33.97 4.15 35.54 58.80 39.30	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022	88,500 0 174,400 2,560,000 24,400 0 0	35,655	1,288,928	5,128,600
I.C. Kilgour SVP, Coal	25,000 37,500	58.80 39.30	Feb. 15, 2021 Feb. 14, 2022	0 0	30,560	1,104,744	0

Notes:
(1)
Maximum value at December 31, 2012 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2012 ($36.15) and the exercise price of the options.

(2)
Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2012 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2012 ($36.15).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO during the fiscal year ending December 31, 2012.

Name	Option-Based Awards – Value Vested During The Year ($)(1)	Share-Based (DSU/RSU) Awards – Value Vested During The Year ($)(2)(3)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)(4)
D. R. Lindsay President and CEO	2,982,670	0/ 2,246,208	$2,174,200
R. A. Millos SVP, Finance and CFO	737,830	383,011 / 168,361	$508,900
R. J. Vance SVP, Corporate Development	988,974	0 / 935,920	$569,900
P. C. Rozee SVP, Commercial and Legal Affairs	973,309	374,332 / 374,332	$515,200
I. C. Kilgour SVP, Coal	0	0 / 0	$537,700

Notes:
(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

(2)	DSUs may vest but are not redeemable until the recipients retire, resign or their employment is otherwise terminated.

(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of December 20, 2012, using the closing price of the Class B subordinate voting shares on the TSX on December 19, 2012 ($35.99).

(4)	The amount for NEOs is the same as indicated in the Annual Incentive Plans Column in the table under “Summary of Total Compensation for NEOs” on page 55.

Stock Option Plans

The Corporation currently has two stock option plans, being the 2010 Stock Option Plan (the “2010 Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

2010 Plan

Under the 2010 Plan, options may be granted to full time employees of the Corporation or a subsidiary of the Corporation who are or who demonstrate the potential of becoming key personnel of the Corporation or a subsidiary of the Corporation.  The maximum number of Class B subordinate voting shares issuable under the 2010 Plan is 10,000,000, representing approximately 1.74% of the issued and outstanding Class B subordinate voting shares (on a non-diluted basis) as of March 1, 2013.  As of March 1, 2013 there were options outstanding under the 2010 Plan to purchase 4,341,576 Class B subordinate voting shares representing 0.76% of the outstanding Class B subordinate voting shares (on a non-diluted basis).  As of March 1, 2013 no options issued under the 2010 Plan have been exercised and there are 5,658,424 available for additional grants.  Options may be granted under the 2010 Plan in such amounts as the Board considers appropriate.  The option exercise price of all options granted under the 2010 Plan will be as determined by the Board and will be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the date of such grant. The maximum term of any option granted under the 2010 Plan is 10 years, and any option granted will, unless otherwise determined by the Board, vest and become exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant of the option.

If any options granted under the 2010 Plan expire or terminate for any reason without having been exercised in full, Class B subordinate voting shares not purchased, that were subject to such options, may again be used and available for re-granting under the 2010 Plan.

Under the terms of the 2010 Plan, the aggregate number of Class B subordinate voting shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2010 Plan and any other share compensation arrangements of the Corporation (as defined below) may not exceed 10% of the sum of the number of Class B subordinate voting shares and Class A common shares of the Corporation then issued and outstanding.  “Share compensation arrangements of the Corporation” means any compensation or incentive mechanism involving the issuance or potential issuance of Class B subordinate voting shares, including a purchase from treasury of Class B subordinate voting shares where the purchase is financially assisted by the Corporation, a stock option, a stock option plan and a stock appreciation right involving the issuance of Class B subordinate voting shares from treasury.

Options granted under the 2010 Plan are non-assignable except to the legal personal representatives of a deceased optionee.

An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by the Corporation or a subsidiary of the Corporation.

In the case of the death of an optionee while such optionee is employed by the Corporation or a subsidiary of the Corporation, the personal representative, heirs or legatees of the deceased optionee may exercise the optionee’s options that have vested at the date of death or within three years of the date of death until the earlier of (i) the third anniversary of the date of death, and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such options.

In the case of the retirement of an optionee on or after the date on which such optionee has reached early or normal retirement age, all options that have vested prior to retirement may be exercised until the earlier of (i) the third anniversary of the date of retirement, and (ii)  the date of expiry of such options.

If an optionee resigns from the employment of the Corporation (in any circumstance other than retirement after early or normal retirement age), the options that have vested prior to the optionee’s resignation may be exercised until the earlier of (i) the date of expiry of such options, and (ii) ninety days after the date of resignation of employment.

In the case of termination of employment of an optionee by the Corporation (other than by discharge for cause or in certain other circumstances contemplated in the 2010 Plan), options that have vested prior to termination of employment will remain exercisable until the earlier of (i) the expiry date of such options and (ii) one year after the earlier of the date that notice of dismissal from employment is provided to the optionee, and the effective date on which the optionee ceased to be an employee of the Corporation or a subsidiary of the Corporation.

Unless otherwise determined by the Board and subject to the limitations set forth in the 2010 Plan, options granted under the 2010 Plan will have attached thereto share appreciation rights (“SARs”), which may be exercised by an optionee in lieu of and not in addition to the exercise of an option. A SAR may be exercised at the time the market price of the Class B subordinate voting shares exceeds the exercise price of the accompanying option.  The value of a SAR will be the amount determined by multiplying the number of Class B subordinate voting shares in respect of which the SAR is being exercised by the amount by which the market price of a Class B subordinate voting share at the time of exercise exceeds the exercise price of the option.  For this purpose, the market price of each Class B subordinate voting share is calculated as the closing sale price of a Class B subordinate voting share on the TSX on the last business day prior to the date that notice of exercise is received.  The optionee may elect to apply up to 50% of the cash receivable under a SAR to the purchase of Class B subordinate voting shares from the Corporation’s treasury at the market price.

The 2010 Plan provides for adjustments in the number of and kind of securities or other property issuable upon exercise, upon the happening of certain events, including the subdivision and consolidation of the Class B subordinate voting shares, the amalgamation or merger of the Corporation, a re-designation of Class B subordinate voting shares, a take-over bid for the Class B subordinate voting shares and a business combination of the Corporation with another corporation.  The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Corporation prohibits personnel from trading in its securities with knowledge of material information concerning the Corporation which has not been publicly disclosed.  As it may be difficult from time to time for a person to determine whether he or she is in possession of material non-public information, the Corporation identifies certain restricted periods (a “blackout period”) during which its personnel are not to trade in securities of the Corporation, which includes exercising stock options.  The 2010 Plan permits options that would otherwise expire during or immediately following a blackout period to remain exercisable until the fifth business day following notice of the cessation of the most recent blackout period.

The Board may discontinue or amend the 2010 Plan at any time; provided, however that shareholder approval must be obtained to (i) reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option; (ii) extend the period available to exercise an option beyond the normal expiration date (except in respect of blackout periods as provided in the 2010 Plan or in certain instances, on death of the optionee); (iii) increase the levels of insider participation under the 2010 Plan; (iv) increase the number of Class B subordinate voting shares reserved for issuance under the 2010 Plan (other than pursuant to the adjustment provisions of the 2010 Plan); (v) add non-employee directors of the Corporation to the category of persons eligible to receive options under the 2010 Plan; (vi) amend any assignment rights set forth in the 2010 Plan; and (vii) amend the matters for which shareholder approval is required to amend the 2010 Plan.  Subject to any necessary approval of the applicable stock exchange, all other amendments to the 2010 Plan may be made at the discretion of the Board.  For example, the Board’s discretion will include, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions and to modify the mechanics of exercise.  Subject to the foregoing, the Board may amend the terms and conditions of any option, provided that no amendment which could adversely affect an optionee shall be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in the option agreements entered into with such optionees as it may consider necessary or appropriate.

2001 Plan

Following the approval of the 2010 Plan at the Annual and Special Meeting of Shareholders of the Corporation held on April 22, 2010, the 2010 Plan replaced the 2001 Plan. Options previously granted under the 2001 Plan will continue to be outstanding until exercised or terminated in accordance with their terms.  Nine million (9,000,000) Class B subordinate voting shares were initially reserved under the 2001 Plan. As of March 1, 2013 there were options outstanding under the 2001 Plan to purchase 4,544,474 Class B subordinate voting shares, representing 0.79% of the outstanding Class B subordinate voting shares (on a non-diluted basis).  There are no further Class B subordinate voting shares available under the 2001 Plan for additional option grants.

The terms of the 2001 Plan related to the outstanding options granted under the 2001 Plan are substantially similar to the 2010 Plan.

Share Unit Plans

Effective April 28, 2004, directors and senior executive officers were eligible to participate in the Corporation’s Deferred Share Unit Plan or Restricted Share Unit Plan.  These plans provide for an annual grant to each director and certain senior executive officers.  Non-executive directors also have the right to elect on an annual basis to receive some or their entire annual retainer in DSUs.  Dividend equivalents are credited to a participant’s account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date.  RSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on the vesting date.  In the case of the senior executive officers, DSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on termination of employment, retirement or death. In the case of directors, DSUs vest immediately on the date of grant and are paid out in cash when the individual ceases to be a director of the Corporation.  All RSUs and DSUs vest upon a change in control; however, awards pay out on their normal schedule.  For executives with employment agreements, the vesting of share units requires termination without cause (or for good reason) following a change in control.

Other executives and employees became eligible to participate in the share unit plans in 2005. As of December 31, 2012, directors, executives and employees held a total of 1,293,778 DSUs and 818,314 RSUs.

Pensions

Defined Benefit Pension

Mr. Lindsay, CEO, is accruing benefits under the Corporation’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement (the “Executive Agreement”). His total annual retirement benefit is equal to 2.5% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60.  Mr. Lindsay may retire at any time after attainment of age 55 or, with the consent of the Corporation, upon completion of 10 years of continuous service.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee, SVP, Commercial and Legal Affairs is accruing benefits under the Retirement Plan and under a supplemental pension arrangement.  His total annual retirement benefit is equal to 2.0% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only.  The normal retirement age for payment of the accrued pension is age 60.  Mr. Rozee may retire at any time after attainment of age 55.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2012.

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non-Compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year	At Age 65
D. R. Lindsay	8	$266,700	$626,400	$3,312,000	$481,000	$501,000	$4,294,000
P. C. Rozee	11.75	$133,600	$273,900	$1,685,000	$173,000	$247,000	$2,105,000

The annual benefits payable are based on highest annual average earnings at December 31, 2012.  The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation’s financial statements for the year ended December 31, 2012.  The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation.  The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Pension

Mr. Millos, Mr. Vance and Mr. Kilgour are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) which is a registered pension plan under the Income Tax Act.  Mr. Millos, Mr. Vance and Mr. Kilgour also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”).  The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.

For each of these NEOs, the contributions remitted in 2012 by the Corporation to the DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $23,820.  The DC Supplementary Plan provides for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans.  Earnings include base pay only. The account balances under the DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered by the Corporation to all plan members including Canadian, U.S., International and Foreign Equity funds, a Bond fund, a Money Market Fund, five Asset Mix options and a Guaranteed Investment Certificate. The investment return on an NEO’s notional account balance under the DC Supplementary Plan is based on the member’s election to credit either the investment return of the Balanced Asset Mix investment option or the investment return earned by the member under the registered pension plan.

Upon retirement, the participant is entitled to the distribution of the accumulated value of the Corporation’s contributions under the DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan as a series of 120 equal monthly payments.

The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End
R.A. Millos	$569,796	$78,000	$707,100
R.J. Vance	455,388	$84,500	$593,569
I. C. Kilgour	$65,305	$78,000	$154,546

The amounts in the “Compensatory” column include the employer contributions to the DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan accounts.

None of these NEOs participate in defined benefit pension plan arrangements.

Termination and Change in Control Benefits

The CEO and each other NEO have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), pension, other benefits, vacation and car benefit, and provisions covering termination for cause, without cause and in the event of a Change in Control.  In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.  For purposes of these arrangements, a Change in Control is defined as:

■
The acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holding Corporation and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of the Corporation; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” (being directors holding office at the date of the relevant agreement or directors appointed with the consent of those directors or of other continuing directors) ceasing to constitute at least a majority of the Board;

■	An amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;

■	Any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of the Corporation;

■	The sale of all or substantially all of the assets of the Corporation; or

■	The Board of Directors having determined that for purposes of the relevant agreement a Change in Control has occurred.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Salary	Payments cease	Payments cease	Payments cease	Three times current salary for CEO (two times for other NEOs)	Three times current salary for CEO (two times for other NEOs)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	Three times for CEO (two times for other NEOs) the average bonus for three preceding years	Three times for CEO (two times for other NEOs) the average bonus for three preceding years
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options are forfeited Vested options have a maximum 3-year remaining term	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	Unvested units are forfeited	Unvested units are forfeited	Unvested units continue to vest, but are pro-rated based on time worked during vesting period	Unvested units are forfeited	All units vest and are immediately payable
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(2)	Coverage Ceases(2)

Notes:
(1)	Includes treatment in the event of resignation for good reason.
(2)
The Senior Executive Retirement Benefit Plan for the CEO specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

In order for the executive to receive payments where the executive is terminated without cause,  the executive must:

1.	Not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates;

2.	Not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination;

3.	Keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence;

4.	Comply with the Corporation’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and

5.	Upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored.

These obligations do not apply if the executive is terminated by the Corporation within 12 months of a Change in Control or where the executive resigns for good reason within 12 months of the Change in Control.  For this purpose, “good reason” which would justify notice of resignation by the executive shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation including any requirement that the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of the business of the Corporation or any adverse change in the reporting relationship of the executive other than a change in the identity of the person or persons to whom the executive reports.

The following table shows the estimated compensation assuming an NEO is terminated as if the termination occurred on December 31, 2012.

Named Executive Officer	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause
D. R. Lindsay	$0	$0	$0	$9,050,400	$13,686,744
R. A. Millos	$0	$0	$0	$2,117,800	$3,339,484
R. J. Vance	$0	$0	$0	$2,381,800	$3,957,225
P. C. Rozee	$0	$0	$0	$2,148,667	$3,445,728
I. C. Kilgour	$0	$0	$0	$1,902,400	$3,007,144

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2012.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	6,852,480(1)	$41.03	7,723,161
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	6,852,480(2)	$41.03	7,723,161(2)

Notes:
(1)
The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 1.18% of the aggregate number of Class A common shares and Class B subordinate voting shares and 1.20% of the outstanding Class B subordinate voting shares.

(2)
The aggregate of 15,227,850 Class B subordinate voting shares reserved for issuance under (i) the 2001 Plan and (ii) the 2010 Plan in respect of the outstanding options and options which may be granted in future thereunder represents 2.59% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.63% of the number of outstanding Class B subordinate voting shares.

Board of Directors’ Approval

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED this 1st day of March, 2013.

By order of the Board of Directors
“Karen L. Dunfee”

Karen L. Dunfee Corporate Secretary

Schedule A

Mandate of the Board of Directors

It is the responsibility of the Board of Directors (the “Board”) of the Company  to oversee the management of the business and affairs of the Company.  The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of the Company; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

Providing Guidance, Direction, and Governance

—
ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

—
ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

—	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

—	providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans;

—	setting the tone for a culture of integrity and sound business decisions throughout the Company.

Appointing and Evaluating Management, Compensation and Succession Planning

—	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO;

—	ensuring that appropriate succession planning, training and monitoring is in place for Management generally;

—	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;

—	with the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Strategic Planning

—	adopting and implementing a strategic planning process which takes into account, among other things, the opportunities and risks of the business;

—	assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks;

Ethics and Social Responsibility

—	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;

—	approving the Company’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;

—	approving the Company’s major policies and practices relating to social responsibility;

Disclosure and Financial Reporting

—
approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public;

—	adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

—	overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and Management information systems;

—	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders;

Governance

—	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

—	monitoring the composition of the Board and identifying the competencies and skills required by the Board as a whole;

—	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;

—	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

—
establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

—
determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

In carrying out its responsibilities, the Board will conform to the following policies:

Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate.  The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

Measures for Receiving Feedback from Security Holders

The company has an investor relations department which is responsible for communications with investors.  Investors have the opportunity to provide feedback to the company via the investor relations group through email at the company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service.  In addition, the company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the company for their response.  Investor feedback is evaluated by the Director of Investor Relations and summarized for Management.  This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports on the Company are reported quarterly to the Board.

Expectations of Management

The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO.  The Board expects Management to manage and maintain the Company’s operations efficiently and safely.  The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.

Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation.  New directors will be provided with a copy of the Company’s key policies, codes and mandates.  The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

Schedule B

Disclosure of Corporate Governance Practices

The following table discloses the Corporation’s current corporate governance practices in accordance with the requirements of National Instrument 58-101.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
1.
(a)	Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Corporation with the exception of Messrs. Keevil, Keevil III and Lindsay are independent.  See disclosure under the “Election of Directors” section of this Management Proxy Circular.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the “Election of Directors” section of this Management Proxy Circular.
(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
		Yes	11 of 14 or 79% of the Corporation’s current directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the “Nominees for Election to the Board” section of this Management Proxy Circular.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Yes
The Board has adopted a policy for the independent members of the Board to meet without Management present at every meeting of the Board.  These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.  In camera sessions are on each meeting agenda and were held at four meetings of the Board in 2012.

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(f)
Disclose whether or not the chair of the Board is an independent director.  If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the independent Chair or Lead Director, and describe his or her role and responsibilities.  If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.
Yes
Norman B. Keevil serves as the Board Chair, and is not an independent director.  He has served as Board Chair since 2001.

Warren Seyffert, an independent director, was appointed Lead Director on February 12, 2008 and Deputy Chairman, on April 22, 2009.

A position description for the Deputy Chairman & Lead Director has been developed and approved by the Board.  Amongst other things, the Lead Director is expected to:

		(a)	provide leadership to ensure effective functioning of the Board;
		(b)	lead in the assessment of Board performance; and
		(c)	act as an effective liaison between the Board and Management.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed on pages 8 to 13 of this Management Proxy Circular.  Directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meetings.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, how the Board delineates its role and responsibilities.	Yes	The Board of Directors’ Mandate is found in this Management Proxy Circular in Schedule A.
3.
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	Yes
A position description for the Board and Executive Committee Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Yes
A written position description for the CEO has been developed and approved by the Board.
The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the CEO is expected to:

			(a)	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;
			(b)	develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;
			(c)	develop and recommend to the Board annual business plans and budgets that support the Corporation’s long-term strategy; and
			(d)	consistently strive to achieve the Corporation’s financial and operating goals and objectives.
4.
(a)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes	The Board has adopted a New Director Orientation Program designed to:
			(a)	provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;
			(b)	tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and
			(c)	deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with senior Management, site visits and other briefings and training as appropriate.

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education, the Corporation has a formal program of continuing education in place, and, as part of that program:

		(a)	has developed a directors’ intranet site to facilitate the exchange of views and published information;
		(b)	encourages presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance;
		(c)	provides briefings on matters of particular interest in advance of scheduled Board meetings;
		(d)	distributes written background materials on matters of relevance to the Corporation’s business;
		(e)	arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management; and
		(f)	identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors.
Directors participate as discussion leaders and panelists on topical issues facing the Corporation and the industry at annual strategic planning meetings.
5.(a)
(i)
Disclose whether or not the Board has adopted a written code for its directors, officers and employees.  If the Board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Board has adopted a Code of Ethics.  The complete text of the Code of Ethics, as well as other governance related documents, can be found at www.teck.com and are available in print to any shareholder who requests them from the Corporate Secretary.

(ii)
If the Board has adopted a written code, describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding  compliance with its code.
Yes
Management reports quarterly to the Board on the operation of the Corporation’s fraud reporting system and its Whistleblower Hotline.  Staff employees, officers and directors annually certify their compliance with the Code of Ethics.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(iii)
If the Board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
		Yes	The Corporation has not had occasion to file any such report.
(b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
Each director must possess and exhibit the highest degree of integrity, professionalism and values.  A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board, refrain from participating in any discussion of the matter and abstain from voting on it.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes
In conjunction with the introduction of a Whistleblower Hotline in 2006, the Corporation released the “Doing What’s Right” program to reinforce the core values set out in the Code of Ethics.  Those values will be continually reinforced on a bi-annual basis through our on-line training program introduced in 2007.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
6.
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	Yes
The Corporate Governance and Nominating Committee (the “CG&N Committee”) is responsible for recruiting and proposing to the full Board new nominees for directors.  The CG&N Committee, in the discharge of its duties:

			(a)	consults with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;
			(b)	assesses the attributes new directors should have for the appropriate mix to be maintained;
			(c)	in consultation with the Board and Chief Executive Officer and on an ongoing basis takes note of potential candidates and their availability;
			(d)	has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;
			(e)	arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer and, where an outside consultant is used, develops a short-list of candidates;
			(f)	recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;
			(g)	ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and
			(h)	encourages diversity in the composition of the Board.
(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
The Corporation has a standing CG&N Committee.
Each of the five directors who comprise the CG&N Committee is independent.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the CG&N Committee are set out in its Charter.  Pursuant to the CG&N Committee Charter, the purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

7.
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established on the advice of independent consultants, with a view to establishing target compensation at the median of the applicable comparator group.  Please refer to the “Compensation Discussion and Analysis” and the “Director Compensation” sections of this Management Proxy Circular below for additional information.

(b)
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors.  If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Yes
The Corporation has a standing Compensation Committee.  Each of the five directors who comprise the Compensation Committee is independent.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Yes
The responsibilities, powers and operation of the Compensation Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com. Pursuant to the Compensation Committee Charter, the purpose of the Compensation Committee is to assist the Board in carrying out its responsibility for:

			(a)	executive compensation (including policy and programs);
			(b)	Board compensation; and
			(c)	broadly applicable compensation and benefit programs. Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.
			(d)	reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Company’s risk management principles and do not encourage inappropriate or excessive risk taking.
8.	If the Board has standing committees other than the Audit, Compensation and Nominating committees, identify the committees and describe their function.	Yes
The Board has an Executive Committee to enable it to react quickly to emerging issues and opportunities; a Pension Committee to assist in the oversight of the governance and management of its pension plans; a Reserves Committee to provide enhanced oversight of the Corporation’s policies and management of its mineral and oil reserves and resources; and a Safety and Sustainability Committee to review corporate policies, procedures and performance with respect to these important matters.

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.

	Yes	Each year Board members complete a detailed questionnaire which:
		(a)	provides for quantitative and qualitative ratings of their and the Board’s performance in key areas; and
		(b)	seeks subjective comment in each of those areas.
The questionnaire is administered by the Corporate Secretary who compiles the responses in a summary report. The summary report and individual responses are reviewed by the Deputy Chairman & Lead Director. The CG&N Committee reviews the results of the self-assessment process and identifies areas in which the Board can adjust its procedures, and other matters requiring follow-up. These are reported to the full Board by the CG&N Committee. Matters requiring follow-up are identified and action plans developed which are monitored by the CG&N Committee.

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL GENERAL MEETING
April 24, 2013

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 24, 2013 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2013.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.proxypush.ca/tck. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@castockta.com or procuration@canstockta.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CIBC Mellon Trust Company of any change in your address.
Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 24, 2013

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 24, 2013 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2013.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.proxypush.ca/tck. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@castockta.com or procuration@canstockta.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CIBC Mellon Trust Company of any change in your address.
Control Number

TECK RESOURCES LIMITED

VOTING INSTRUCTION FORM
CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 24, 2013

THIS VOTING INSTRUCTION FORM IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 24, 2013 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any voting instruction form previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this voting instruction form:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2013.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This voting instruction form should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Please sign exactly as your name appears on the label below.  If undated, this voting instruction form will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the voting instruction form should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of voting instruction form available when you access the website at www.proxypush.ca/tck. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of voting instruction form by following the instructions provided on the website.

By resolution of the directors, voting instruction forms to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@castockta.com or procuration@canstockta.com) or internet, April 19, 2013.

- - - -	Your name and address are shown as registered. Please notify CIBC Mellon Trust Company of any change in your address.
Control Number

NOTICE TO REGISTERED SHAREHOLDERS REGARDING INTERIM FINANCIAL STATEMENTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our interim financial statements.  If you  wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, CIBC Mellon Trust Company, by facsimile, mail or by submitting your request electronically at www.cibcmellon.com/investorinquiry.  Your name will then be added to the mailing list maintained by CIBC Mellon Trust Company.  Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

If you elect to receive either our interim financial statements your election will  be effective until you notify CIBC Mellon Trust Company of a change to your election.  You may change your election with respect to the financial statements at any time by contacting CIBC Mellon Trust Company at the address noted below.  We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of  Teck’s corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at www.canstockta.com/electronicdelivery.

Financial Statements Election Notice		(PLEASE PRINT)
Name
To:	CIBC Mellon Trust Company
	PO Box 700	Address
Station B
Montreal, QC H3B 3K3
Canada
	Fax: (416) 643-3135	Postal/Zip Code
ELECTRONICALLY: www.canstockta.com/investorInquiry
Country

I wish to receive interim financial statements of Teck Resources Limited:		Email Address

I understand that this election notice will be effective until I notify CIBC Mellon Trust Company of a change in my election and that I may change my election at any time by contacting CIBC Mellon Trust Company at the address noted above.

CHECK ONE:

☐	By Mail
☐
By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on the Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Report
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

NOTICE TO BENEFICIAL SHAREHOLDERS
REGARDING QUARTERLY AND ANNUAL REPORTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a non-registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our annual financial statements, interim financial statements or both.  If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, your will receive this card each year and will be required to renew your request to receive these financial statements.  If you have an questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at www.canstockta.com/investorInquiry.

We encourage you to submit your request online at www.canstockta.com/FinancialStatements.  Our Company code number is 7330A

Financial Statements Election Notice		(PLEASE PRINT)
Name
To:	CIBC Mellon Trust Company
	PO Box 700	Address
Station B
Montreal, QC H3B 3K3
Canada
	Fax: (416) 643-3135	Postal/Zip Code
ELECTRONICALLY: www.canstockta.com/investorInquiry
Country

Email Address
Please add my name to the Supplemental Mailing List for Teck Resources Limited and send me their financial statements
As indicated below:

☐	Annual Financial Statements
☐	Interim Financial Statements

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim  financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck  has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-682 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck  encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck  has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck  may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck  an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.